Exhibit 99.1

AGREEMENT AND PLAN OF MERGER

AMONG

NEWS CORPORATION,

MAGPIE MERGER SUB, INC.

and

MOVE, INC.

Dated as of September 30, 2014

i

Glossary of Defined Terms

2018 Convertible Notes	6.13(a)
Acceptable Confidentiality Agreement	9.13(a)
Acceptance Time	1.01(b)
Acquiror	Preamble
Acquiror Benefit Plans	6.06(b)
Acquiror Common Stock	3.05(a)
Acquisition Agreement	9.13(b)
Adjusted Option	3.05(a)
Adjusted RSA	3.05(c)
Adjusted RSU	3.05(b)
Adverse Recommendation Change	6.02(d)
Affiliate	9.13(c)
Agreement	Preamble
Associate	9.13(c)
Book-Entry Shares	3.03(b)
Business Day	9.13(d)
Capitalization Date	4.02
Certificates	3.03(b)
Clayton Act	6.04(a)
Closing	2.02
Closing Date	2.02
Code	3.06
Commercially Available Software	9.13(e)
Common Stock	4.02
Company	Preamble
Company Board	Recitals
Company Board Recommendation	1.01(d)
Company Material IP	9.13(f)
Company Options	4.02(a)
Company Registered IP	4.14(a)
Company SEC Reports	4.05(a)
Company Securities	4.02
Company Stock Plans	9.13(g)
Confidentiality Agreement	9.13(h)
Consent and Tender Agreement	9.13(h)
Continuing Employee	6.06(a)
Contract	Section 9.13(j)
Corporation Law	Recitals
Covered Securityholders	4.22
D&O Insurance	6.05(b)
Director RSAs	3.05(g)
Disclosure Letter	IV
Dissenting Shares	3.08
Effective Time	2.01
Employment Compensation Arrangement	4.22

Environmental Laws	4.13(c)(i)
Environmental Liabilities	4.13(c)(ii)
Environmental Permits	4.13(b)
Equity Award Exchange Ratio	3.05(d)
ERISA	9.13(y)
ERISA Affiliate	9.13(k)
Exchange Act	1.01(a)
Excluded Shares	3.01
Existing Indenture	9.13(l)
Expiration Date	1.01(e)
Filed SEC Documents	IV
Former Service Provider	3.05(f)
FTC Act	6.04(a)
GAAP	4.05(b)
Governmental Entity	4.04
group	9.13(m)
Hazardous Materials	4.13(c)(iii)
HSR Act	4.04
Indemnified Person	6.05(a)
Initial Expiration Date	1.01(e)
Intellectual Property	9.13(n)
Intervening Event	6.02(g)
Knowledge	9.13(o)
Laws	4.12
Legal Proceedings	4.10
license	9.13(p)
Licensed Company IP	9.13(q)
Licensed Mark	4.14(c)
Liens	4.04
Material Adverse Effect	9.13(r)
Material Contract	4.16(a)(xii)
Merger	2.01
Merger Consideration	3.01
Merger Sub	Preamble
Minimum Condition	9.14(a)
Morgan Stanley	4.08
NAR	9.13(s)
Non-Assumed Option	3.05(f)
Notice of Intended Recommendation Change	6.02(e)
Offer	Recitals
Offer Closing	1.01(b)
Offer Conditions	1.01(b)
Offer Documents	1.01(d)
Offer Price	Recitals
Operating Agreement	9.13(t)
Option Consideration	3.05(f)
Outside Date	8.01(c)
Owned Company IP	9.13(u)

v

Owned Real Property	4.15(b)
Paying Agent	3.03(a)
Payment Fund	3.03(a)
Permits	4.12
Permitted Liens	9.13(v)
Person	9.13(w)
Personal Element	9.13(x)
Plan	9.13(y)
Preferred Stock	4.02
Real Property Leases	4.15(b)
Registered IP	9.13(z)
Release	4.13(c)(iv)
Representatives	9.13(aa)
Restricted Stock Awards	4.02(a)
Restricted Stock Units	4.02(a)
Sarbanes-Oxley Act	4.05(a)
Schedule 14D-9	1.02(a)
SEC	1.01(d)
Securities Act	4.02
Series A Preferred Stock	4.02
Share	Recitals
Sherman Act	6.04(a)
Stockholder List Date	1.02(b)
Subsidiary	9.13(bb)
Superior Proposal	6.02(h)
Surviving Corporation	2.01
Takeover Laws	4.03(b)
Takeover Proposal	6.02(h)
Tax	4.11(c)
Tax Return	4.11(c)
Tendered Shares	1.01(b)
Termination Fee	9.13(cc)
Trade Secrets	9.13(n)
Underwater Option	3.05(f)
Unique Identifying Number	9.13(ee)
User Data	9.13(ff)
Voting Company Debt	4.02
Willful Breach	8.02

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 30, 2014, among Move, Inc., a Delaware corporation (the “Company”), News Corporation, a Delaware corporation (“Acquiror”), and Magpie Merger Sub, Inc., a Delaware corporation and a subsidiary of Acquiror (“Merger Sub”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Offer (as defined below) and the Merger (as defined below), are advisable and fair to, and in the best interests of, the Company and its stockholders, (b) approved this Agreement and the transactions contemplated hereby and declared that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are advisable and (c) resolved to recommend that the stockholders of the Company accept the Offer and tender all of their Shares (as defined below) into the Offer, on the terms and subject to the conditions of this Agreement;

WHEREAS, the Board of Directors of each of Acquiror and Merger Sub has approved this Agreement and the transactions contemplated hereby and determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are advisable and fair to, and in the best interests of, their respective shareholders;

WHEREAS, the sole stockholder of Merger Sub has approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, pursuant to the Consent Agreement (as defined below), NAR has consented in writing to this Agreement and the transactions contemplated hereby, including the Offer and the Merger, for the purposes, and in accordance with the terms, of the Operating Agreement (as defined below) and any other agreements between NAR and the Company, and has waived any and all rights under such agreements with regard to the Merger, the Offer and the transactions contemplated hereby, and pursuant to the Tender and Support Agreement, NAR has agreed to tender, or cause to be tendered, into the Offer all Shares (as defined below) beneficially owned by NAR and each of its controlled Affiliates, and such Consent Agreement and Tender and Support Agreement have been delivered to each of the Company and Acquiror concurrently with, and as inducement to, the execution of this Agreement, with Acquiror as an express third party beneficiary thereof;

WHEREAS, on the terms and subject to the conditions set forth herein, Acquiror has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time as permitted by, and in accordance with the terms of, this Agreement, the “Offer”) to purchase any (subject to the Minimum Condition (as defined in Annex I)) and all of the issued and outstanding shares of common stock of the Company, par value $0.001 per share (each, a “Share”), at a price per share equal to $21.00 net to seller in cash, without interest, but subject to any required withholding of Taxes (as defined below) (such amount, or any greater amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, following the Offer Closing, the parties intend that Merger Sub will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement (with the Merger (as defined below) being governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “Corporation Law”));

WHEREAS, the Company, Acquiror and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER

Section 1.01 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01, and subject to the Company having complied with its obligations set forth in Section 1.02(b), Merger Sub shall, and Acquiror shall cause Merger Sub to, on or before the date that is ten (10) Business Days after the date of the execution of this Agreement, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer.

(b) The obligations of Merger Sub to, and of Acquiror to cause Merger Sub to, accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction or waiver (if permitted by Section 1.01(c) below) of the conditions set forth in Annex I (the “Offer Conditions”) and are not subject to any other conditions (without limiting the right of Merger Sub to terminate, extend or modify the Offer in accordance with the terms of this Agreement). On the terms and subject to the Offer Conditions, Merger Sub shall, and Acquiror shall cause Merger Sub to, (x) consummate the Offer in accordance with its terms and (y) accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”) as soon as practicable after the Expiration Date (as defined below) and in compliance with applicable Law (as defined below). The acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to in this Agreement as the “Acceptance Time.” Acquiror shall provide, or cause to be provided, to Merger Sub on the date of the Offer Closing all funds necessary to purchase and pay for any and all Shares that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and this Agreement.

(c) The Offer Conditions (other than the Minimum Condition) are for the sole benefit of Acquiror and Merger Sub, and, to the extent permitted by applicable Law, Acquiror and Merger Sub may waive, to the extent permitted by applicable Law, in whole or in part, any Offer Condition at any time and from time to time, in their sole and absolute discretion, other than the Minimum Condition, which may be waived by Acquiror and Merger Sub only with the prior written consent of the Company. Acquiror and Merger Sub expressly reserve the right to waive, to the extent permitted by applicable Law, any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in this Agreement or previously approved by the Company in writing, Acquiror and Merger Sub shall not: (i) subject to Section 3.07, decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition in a manner that is adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, (vi) extend or otherwise change the Expiration Date (as defined below) except as required or permitted by Section 1.01(e), or (vii) provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(d) On the date the Offer is commenced, Merger Sub shall, and Acquiror shall cause Merger Sub to, file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any exhibits, supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the holders of Shares as and to the extent required by applicable Law. Subject to Section 6.02, the Company hereby consents to the inclusion of the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer (the “Company Board Recommendation”) in the Offer Documents. Merger Sub shall, and Acquiror shall cause Merger Sub to, cause the Offer Documents and the filing and dissemination thereof to comply in all material respects with the requirements of applicable Law. The Company shall promptly furnish to Acquiror and Merger Sub all information concerning the Company and the holders of Shares that may be required to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.01(d), including communication of the Offer to the record and beneficial holders of Shares. Each of the parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Acquiror and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. Acquiror and Merger Sub shall provide the Company and its counsel in writing with any written comments (and shall orally describe any oral comments) that Acquiror, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Offer Documents, Acquiror and Merger Sub shall provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and Acquiror and Merger Sub shall give reasonable consideration to any comments provided by the Company. Acquiror and Merger Sub shall use reasonable best efforts to respond promptly to any such SEC comments.

(e) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the 20th business day (for purposes of this Section 1.01(e) calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.01(e) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.01(e) or applicable Law, the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the then-effective Expiration Date, any of the Offer Conditions shall not have been satisfied or waived in accordance with this Agreement, Merger Sub shall, and Acquiror shall cause Merger Sub to, extend the Offer for successive periods of not more than twenty (20) Business Days per extension (as defined below) (the length of such period to be determined by Merger Sub), or for such longer period as the parties may agree, in order to permit the satisfaction of the Offer Conditions (it being understood, for the avoidance of doubt, that the Offer shall not be extended pursuant to this clause (i) if all Offer Conditions have been satisfied or waived in accordance with this Agreement), and (ii) Merger Sub shall, and Acquiror shall cause Merger Sub to, extend the Offer for any period required by any applicable Law, rule, regulation, interpretation or position of the SEC or its staff or rules of the Nasdaq Stock Market applicable to the Offer; provided that, in the case of clauses (i) and (ii), Merger Sub shall not in any event be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the Outside Date (as defined below). Nothing in this Section 1.01(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Acquiror or Merger Sub to terminate this Agreement pursuant to Section 8.01. In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Acquiror shall cause Merger Sub to, promptly (and in any event within one (1) Business Day of such termination) terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 8.01, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub shall, and Acquiror shall cause Merger Sub to, promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof.

Section 1.02 Company Action.

(a) The Company shall file with the SEC on the date that the Offer Documents are filed with the SEC, a Solicitation/ Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that contains the Company Board Recommendation (as defined below), the fairness opinions of the Company’s financial advisor referenced in Section 4.20 and the notice and other information required by Section 262(d)(2) of the Corporation Law, and shall promptly disseminate the Schedule 14D-9 to the holders of Shares as and to the extent required by applicable Law, including by setting the Stockholder List Date (as defined below) as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the Corporation Law. The Company shall cause the Schedule 14D-9, the filing and the dissemination to comply in all material respects with the requirements of applicable Law. Acquiror and Merger Sub shall as promptly as reasonably practicable following the date hereof furnish to the Company all information concerning Acquiror and Merger Sub that may be required or reasonably requested by the Company for inclusion in the Schedule 14D-9.

Each of the parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. The Company shall provide Acquiror, Merger Sub and their counsel in writing with any written comments (and shall orally describe any oral comments) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Acquiror and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any comments provided by Acquiror or Merger Sub. The Company shall use reasonable best efforts to respond promptly to any such SEC comments.

(b) The Company shall promptly after the date of this Agreement provide to Acquiror, or cause to be provided to Acquiror, a list of the holders of Shares as well as mailing labels and any available listing or computer file containing the names and addresses of all record and beneficial holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the record and beneficial holders of Shares, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except as required by applicable Law, and except as necessary to communicate regarding the Offer and the Merger with the holders of Shares, Acquiror and Merger Sub (and their respective representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Offer and the Merger, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their representatives.

(c) The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Merger Sub effective immediately after the Acceptance Time.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Corporation Law, Merger Sub shall be merged with and into the Company (the “Merger”), effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 2.02, or at such later time as Acquiror and the Company shall agree and specify in such certificate of merger (the date and time at which the Merger becomes effective, the “Effective Time”).

The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Move, Inc.” and shall continue its existence under the Laws of the State of Delaware. In connection with the Merger, the separate corporate existence of Merger Sub shall cease. The Merger shall be governed by Section 251(h) of the Corporation Law and the certificate of merger shall be filed immediately following the Acceptance Time or, if the Secretary of State of the State of Delaware is not accepting such filings at the Acceptance Time, as soon thereafter as such filings may be made.

Section 2.02 Consummation of the Merger. Prior to the Merger, the Company shall redeem the Series A Preferred Stock in accordance with Section 6.13(b). On the terms and subject to the conditions set forth herein, on the Closing Date (as defined below), but following the Offer Closing, Merger Sub and the Company shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed certificate of merger, as required by the Corporation Law, and the parties shall take all such further actions as may be required by Law to make the Merger effective. Prior to the filing referred to in Section 2.01 and this Section 2.02, as soon as practicable following the satisfaction or waiver, to the extent permitted by applicable Law, of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to their satisfaction or, to the extent permitted by applicable Law, waiver, at the Closing), the closing of the Merger (the “Closing”) will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, (or such other place as the parties may mutually agree). The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 2.03 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Corporation Law. From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided in the Corporation Law.

Section 2.04 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation (except the name of the Surviving Corporation shall be “Move, Inc.”) until thereafter amended as permitted therein or by applicable Law. At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as permitted therein or by applicable Law.

Section 2.05 Directors and Officers. Subject to applicable Law, each of the parties shall take all necessary action to ensure that the Company Board from the Acceptance Time until immediately prior to the Effective Time shall consist of the directors of the Company as of immediately prior to the Acceptance Time. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. Each director of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating his or her resignation as a member of the Company Board to be effective as of the Effective Time.

ARTICLE III

CONSIDERATION; PAYMENT FOR SHARES, OPTIONS AND WARRANTS

Section 3.01 Conversion of Shares; Cancellation of Treasury Shares and Acquiror-Owned Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Acquiror, Merger Sub, any wholly-owned Subsidiary (as defined below) of Acquiror or any wholly-owned Subsidiary of the Company, (ii) Shares held in the treasury of the Company or any of its Subsidiaries, and (iii) Dissenting Shares (as defined below), which Dissenting Shares shall have only those rights set forth in Section 3.08) (the Shares described in the preceding clauses (i) and (ii), collectively, “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of the Company, Acquiror, Merger Sub or the holders thereof, be converted at the Effective Time into the right to receive in cash an amount per Share (subject to any applicable withholding Tax) equal to the Offer Price (the “Merger Consideration”), upon the surrender of the Certificates (as defined below) or Book-Entry Shares (as defined below), or affidavit of loss in lieu thereof, representing such Shares, as applicable, in accordance with this Article III. At the Effective Time all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Certificates or Book-Entry Shares (in each case representing such Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided herein. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Acquiror, Merger Sub or the holders thereof, be cancelled and shall cease to exist at the Effective Time, and no consideration shall be delivered in exchange therefor.

Section 3.02 Conversion of Common Stock of Merger Sub. Each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Acquiror, Merger Sub or the holders thereof, be converted at the Effective Time into and become one (1) share of common stock, par value $0.01, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of common stock in the Surviving Corporation.

Section 3.03 Payment for Shares.

(a) On or prior to the Closing Date, Acquiror will, or will cause the Surviving Corporation to, deposit, or cause to be deposited, with a bank or trust company designated by Acquiror and reasonably acceptable to the Company (the “Paying Agent”) sufficient funds to make the aggregate payments of the Merger Consideration due pursuant to Section 3.01 (such amount being hereinafter referred to as the “Payment Fund”). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund may be invested by the Paying Agent as directed by Acquiror or the Surviving Corporation; provided, that (x) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Shares pursuant to this Agreement, (y) following any such losses that result in the amount of funds in the Payment Fund being insufficient to promptly pay the portion of the aggregate Merger Consideration that remains unpaid, Acquiror shall promptly provide additional funds to the Paying Agent to the extent of such insufficiency, and (z) such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively, or in any combination of the foregoing. Any interest and other income resulting from such investment shall be paid solely to Acquiror. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As soon as reasonably practicable, and in any event within three (3) Business Days, after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who, as of immediately prior to the Effective Time, was the record holder of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.01: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration multiplied by the number of Shares evidenced by such Certificate or Book-Entry Shares. Following surrender to the Paying Agent of a Certificate, Book-Entry Shares or affidavit of loss in lieu thereof, together with such letter of transmittal duly executed, and such other documents as may be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be paid in exchange therefor cash in an amount (subject to any applicable withholding Tax) equal to the product of the number of Shares represented by such Certificate, Book-Entry Shares or affidavit of loss in lieu thereof multiplied by the Merger Consideration, and such Certificate or Book-Entry Shares (or Shares represented by any such affidavit of loss in lieu thereof) shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. If payment is to be made to a Person (as defined below) other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 3.03, each Certificate and Book-Entry Shares (other than Certificates and Book-Entry Shares representing any Dissenting Shares) shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration multiplied by the number of Shares evidenced by such Certificate, Book-Entry Shares or affidavit of loss in lieu thereof, without any interest thereon.

(c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby.

(d) Any portion of the Payment Fund that remains unclaimed by the holders of Certificates and/or Book-Entry Shares for six (6) months after the Effective Time shall be delivered to the Surviving Corporation. Any former holders of Certificates and/or Book-Entry Shares who have not complied with this Section 3.03 prior to the end of such six (6) month period shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) but only as general creditors thereof for payment of their claim for the Merger Consideration, without any interest thereon. None of Acquiror, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any holder of Shares for any amounts (whether in respect of such Shares or otherwise) delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Shares shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

(e) All cash paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates, Book-Entry Shares or affidavit of loss in lieu thereof.

Section 3.04 Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article III.

Section 3.05 Treatment of Company Equity Awards.

(a) Subject to Section 3.05(f), at the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall, without any further action on the part of any holder of a Company Option, be assumed by Acquiror. Each such Company Option so assumed by Acquiror hereunder (an “Adjusted Option”) shall continue to have, and be subject to, the same terms and conditions (including the term, exercisability and vesting schedule as were applicable to the corresponding Company Option immediately before the Effective Time, except that (i) Acquiror’s board of directors or a committee thereof shall succeed as to the authority and responsibility of the Company Board or any committee thereof with respect to any Adjusted Option; (ii) each Adjusted Option will be exercisable for that number of shares of Class A common stock of the Acquiror (“Acquiror Common Stock”) (rounded down to the nearest whole share) equal to the product of the number of shares of Common Stock to which the corresponding Company Option related immediately prior to the Effective Time and the Equity Award Exchange Ratio, and (iii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such Adjusted Option will be equal to the quotient of the per share exercise price of the Company Option divided by the Equity Award Exchange Ratio (rounded up to the nearest whole cent). The date of grant of each Adjusted Option will be the date on which the corresponding Company Option was granted. Notwithstanding the foregoing, the adjustment described in this Section 3.05(a) shall be made on a grant-by-grant basis in a manner consistent with Section 409A of the Code and, with respect to each Company Option that is an incentive stock option (within the meaning of Section 422(b) of the Code), no adjustment will be made that would be a modification (within the meaning of Section 424(h) of the Code) to such Company Option.

(b) At the Effective Time, each Restricted Stock Unit that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, without any further action on the part of any holder of a Restricted Stock Unit, be assumed by Acquiror. Each such Restricted Stock Unit so assumed by Acquiror hereunder (an “Adjusted RSU”) shall continue to have, and be subject to, the same terms and conditions, including vesting, forfeiture and payment provisions, as were applicable to the corresponding Restricted Stock Unit immediately before the Effective Time, except that (i) such Adjusted RSU will be converted into the right to receive a number of whole shares of Acquiror Common Stock (rounded to the nearest whole share) equal to the number of shares of Common Stock to which the Restricted Stock Unit related immediately prior to the Effective Time, multiplied by the Equity Award Exchange Ratio and (ii) Acquiror’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to any Adjusted RSU. For the avoidance of doubt, the adjustment described in this Section 3.05(b) shall be made on a grant-by-grant basis.

(c) Subject to Section 3.05(g), at the Effective Time, each Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall, without any further action on the part of any holder of a Restricted Stock Award, be assumed by Acquiror. Each such Restricted Stock Award so assumed by Acquiror hereunder (an “Adjusted RSA”) shall continue to have, and be subject to, the same terms and conditions, including vesting and forfeiture provisions, as were applicable to the corresponding Restricted Stock Award immediately before the Effective Time, except that (i) such Adjusted RSA will be converted into the right to retain a number of whole shares of Acquiror Common Stock (rounded to the nearest whole share) equal to the number of shares of Common Stock to which the Restricted Stock Award related immediately prior to the Effective Time, multiplied by the Equity Award Exchange Ratio and (ii) Acquiror’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to any Adjusted RSA. For the avoidance of doubt, the adjustment described in this Section 3.05(c) shall be made on a grant-by-grant basis.

(d) For purposes of this Agreement, the “Equity Award Exchange Ratio” means the quotient of (i) the Merger Consideration and (ii) the average closing price for a share of Acquiror Common Stock as reported on the NASDAQ Global Select Market (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) for the five (5) consecutive trading days ending with the Closing Date, rounded to the nearest one ten thousandth.

(e) As soon as reasonably practicable following the date hereof, and in any event prior to the Initial Expiration Date, the Company Board (or a committee duly authorized by the Company Board for such purpose) shall (i) adopt any resolutions as may be necessary to implement the provisions of this Section 3.05, (ii) if requested by Acquiror, adopt any resolutions as may be necessary to terminate any or all of the Company Stock Plans, effective as of the Effective Time, and (iii) if determined by Acquiror in good faith to be necessary to effectuate the treatment set forth herein, use commercially reasonable efforts to obtain the written consent of any holder of a Company Option, Restricted Stock Unit or Restricted Stock Award to the treatment set forth herein; provided, that the Company shall provide Acquiror with a reasonable opportunity to review any resolutions or other documents in respect of the actions described in this Section 3.05(e) and will implement any reasonable comments that are timely provided by Acquiror in respect thereof.

(f) Notwithstanding anything in Section 3.05(a) to the contrary, with respect to each Company Option that is (i) outstanding and unexercised as of immediately prior to the Effective Time and (ii) held by any person who was an employee or consultant of the Company or any of its Subsidiaries, but whose employment or service as a consultant with the Company or such Subsidiary terminated prior to the Effective Time (each, a “Former Service Provider”), Acquiror reserves the right to determine, no later than twelve (12) Business Days prior to the projected Closing Date (or such later date as agreed between the Company and Acquiror), that, at the Effective Time, each and every Company Option held by each and every Former Service Provider (each, a “Non-Assumed Option”) shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), a cash payment from Acquiror or the Surviving Corporation, equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Non-Assumed Option, multiplied by (y) the number of Shares covered by such Non-Assumed Option (the aggregate amount of such cash, the “Option Consideration”), with payment subject to applicable Tax withholding and paid without interest. Notwithstanding the foregoing, to the extent that the exercise price per Share of any Non-Assumed Option is equal to or greater than the Merger Consideration (each, an “Underwater Option”), at the Effective Time, each such Underwater Option will be cancelled and extinguished and the holder of such Underwater Option will not receive any payment therefor.

(g) Notwithstanding Section 3.05(c), with respect to each Restricted Stock Award that is outstanding as of immediately prior to the Effective Time and held by a non-employee director (the “Director RSAs”), immediately prior to the Effective Time, each such Director RSA, whether or not vested, shall vest and, shall be cancelled and shall at the Effective Time, each such Director RSA shall be cancelled and be converted automatically into the right to receive the Merger Consideration (in lieu of any right to receive an Adjusted RSA), less any applicable taxes. As of the Effective Time, each holder of Director RSAs, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(h) Promptly following the Effective Time, Acquiror shall (i) prepare and file with the SEC a registration statement on Form S-8 and, if unavailable as to any Adjusted Options, Adjusted RSUs or Adjusted RSAs, another form of registration statement available therefor (or shall otherwise maintain the effectiveness of an existing registration statement on Form S-8 previously filed by Acquiror and, if applicable, such other appropriate form of registration statement) with respect to those shares of Acquiror Common Stock issuable upon vesting, exercisability and/or settlement, as applicable, of the Adjusted Options, Adjusted RSUs, and Adjusted RSAs, and (ii) exercise reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such Acquiror Common Stock remains outstanding.

Section 3.06 Withholding Taxes. Each of the Company, Acquiror, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement or otherwise, such amounts as are required to be withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each of the Company, Acquiror, Merger Sub and the Surviving Corporation, as the case may be, shall use commercially reasonable efforts to reduce or eliminate any such withholding including by requesting any appropriate Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from the Company stockholders.

Section 3.07 Adjustments to Prevent Dilution. In the event that, during the period between the date hereof and the Effective Time, the number of outstanding Shares shall be changed into a different number of Shares or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization or other similar transaction, then the Offer Price and the Merger Consideration shall be proportionately and equitably adjusted, without duplication, to reflect such change; provided, that in any case, nothing in this Section 3.07 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 3.08 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who are entitled to demand and are properly demanding appraisal rights pursuant to, and who are complying in all respects with, the provisions of Section 262 of the Corporation Law (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be determined to be due to the holders of Dissenting Shares pursuant to Section 262 of the Corporation Law, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Section 262 of the Corporation Law. Dissenting Shares shall be treated in accordance with Section 262 of the Corporation Law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 3.01, without any interest thereon. The Company shall give Acquiror and Merger Sub (a) prompt notice of any written demands for appraisal of any Shares (or written threats thereof), withdrawals or attempted withdrawals of such demands and any other instruments served pursuant to the Corporation Law and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, and (b) the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the Corporation Law. The Company shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld or delayed), voluntarily make or agree to make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands, approve any withdrawal of any such demands, or agree to do any of the foregoing.

Section 3.09 Subsequent Actions. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Company’s stockholders, as provided in Section 251(h) of the Corporation Law. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of the Company or its Subsidiaries as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company and its Subsidiaries, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company and its Subsidiaries or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the section or subsection, as applicable, of the disclosure letter dated the date hereof and delivered by the Company to Acquiror with respect to this Agreement prior to the execution hereof (the “Disclosure Letter”) that specifically corresponds to such Section or subsection, as applicable, of this Article IV (or in any other section of the Disclosure Letter if the applicability of such disclosure to such Section or subsection, as applicable, of this Article IV is reasonably apparent on the face of such disclosure) or (b) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC (including items incorporated by reference therein) since January 1, 2014 and publicly available prior to the date hereof (excluding any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” or similarly titled captions and any other disclosures contained therein that are cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements) (the “Filed SEC Documents”) (provided, that this clause (b) shall not be applicable to Section 4.02, Section 4.03, Section 4.05, Section 4.06(a), Section 4.07, Section 4.08, Section 4.20 or Section 4.21), the Company represents and warrants to Acquiror and Merger Sub that the following are true and correct:

Section 4.01 Organization and Qualification. Each of the Company and its Subsidiaries is a duly organized or formed and validly existing corporation or other legal entity in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization or formation, with all corporate or similar power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business (with respect to jurisdictions that recognize such concept) and is in good standing (with respect to jurisdictions that recognize such concept) as a foreign corporation or other entity authorized to do business, and, to the extent applicable, is in good standing (with respect to jurisdictions that recognize such concept), in each of the jurisdictions in which the character of the properties owned or held under lease or operated by it or the nature of the business transacted by it makes such qualification or licensing necessary, except to the extent the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to result in a Material Adverse Effect (as defined below). The Company has heretofore made available to Acquiror true, correct and complete copies of the Company’s Certificate of Incorporation and Bylaws (and all amendments thereto) as currently in full force and effect.

Section 4.02 Capitalization; Subsidiaries.

(a) The authorized capital stock of the Company consists of 125,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”) of which 1 share of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”), has been authorized and designated. At the close of business on September 29, 2014 (except with respect to clause (ii), which representation is made as of the date of this Agreement and as of the Expiration Date) (the “Capitalization Date”), (i) 40,448,530 shares of Common Stock were issued and outstanding; (ii) 1 share of Series A Preferred Stock was issued and outstanding and no other shares of Preferred Stock were issued and outstanding; (iii) no shares of Common Stock or Preferred Stock were held by the Company in its treasury; (iv) an aggregate of 6,180,576 shares of Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 4,186,840 shares of Common Stock were underlying outstanding and unexercised options to purchase shares of Common Stock (collectively, “Company Options”), 1,789,843 shares of Common Stock were underlying outstanding and unvested restricted stock units (collectively, “Restricted Stock Units”), and 203,893 shares of Common Stock were underlying outstanding restricted stock awards (collectively, “Restricted Stock Awards”); and (v) an aggregate of 1,932,483 shares of Common Stock were reserved for issuance in respect of future awards under the Company’s 2011 Incentive Plan, as amended. Except as set forth in the preceding sentence, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or equity interests in the Company were issued, reserved for issuance or outstanding. From and after the Capitalization Date until and including the date hereof, the Company has not issued any shares of its capital stock (other than in respect of the valid exercise of Company Options or upon the valid settlement of Restricted Stock Units), has not granted any options, restricted stock, restricted stock units, stock appreciation rights, warrants or rights or entered into any other agreements to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock and has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Shares and shares of Preferred Stock are, and all Shares and shares of Preferred Stock that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Other than as set forth on Section 4.02(a) of the Disclosure Letter, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Stock may vote (the “Voting Company Debt”).

(b) Section 4.02(b) of the Disclosure Letter contains a true, correct and complete list, as of the Capitalization Date, of (i) the name of each holder of Company Options, Restricted Stock Units or Restricted Stock Awards, (ii) the Company Stock Plan under which such Company Option, Restricted Stock Unit or Restricted Stock Award was granted, (iii) the number of outstanding Company Options, Restricted Stock Units and Restricted Stock Awards held by such holder, (iv) the grant date of each such Company Option, Restricted Stock Unit and Restricted Stock Award, (v) the number of Shares such holder is entitled to receive upon the exercise of each Company Option and the corresponding exercise price, (vi) the expiration date of each Company Option and (vii) the vesting schedule of each such Company Option, Restricted Stock Unit and Restricted Stock Award. Each Company Option has been granted with an exercise price no less than the fair market value of the underlying Shares as of the date of such grant. Except for the Company Options, Restricted Stock Units and Restricted Stock Awards listed on Section 4.02(a) of the Disclosure Letter and for changes since the Capitalization Date resulting from (x) the exercise of Company Options outstanding on such date and (y) the vesting and settlement of the Restricted Stock Units and Restricted Stock Awards outstanding on such date, there are no outstanding (A) shares of capital stock, voting securities, other ownership interests or (other than as set forth on Section 4.02(a) of the Disclosure Letter) other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company or any of its Subsidiaries, (B) options, warrants, rights or other agreements or commitments requiring the Company or any of its Subsidiaries to issue, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company or any of its Subsidiaries (or, in each case, the economic equivalent thereof), (C) (other than as set forth on Section 4.02(a) of the Disclosure Letter) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company or any of its Subsidiaries, or (D) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other ownership interests in, the Company (the items in clauses (A), (B), (C) and (D), together with the capital stock of the Company or any of its Subsidiaries, being referred to collectively as “Company Securities”).

(c) Except pursuant to this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company. All outstanding securities of the Company and its Subsidiaries have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act of 1933, as amended (the “Securities Act”) and “blue sky” Laws.

(d) All “significant subsidiaries” of the Company, as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act, and all entities listed on Exhibit 21.1 to the Company’s annual report on Form 10-K for its fiscal year ended December 31, 2013, and their respective jurisdictions of organization are listed in Section 4.02(d) of the Disclosure Letter. All of the

outstanding shares of capital stock of, or other equity interests in, each significant subsidiary have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of any Liens. None of the Company or any of its Subsidiaries, directly or indirectly, owns any interest in any other Person other than the Company’s Subsidiaries.

Section 4.03 Authority for this Agreement; Board Action.

(a) The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by the Company and the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transaction contemplated hereby. Assuming the Merger is consummated in accordance with Section 251(h) of the Corporation Law, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Acquiror and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Other than the Consent Agreement, no other consent or approval of any of NAR, its Affiliates, or any of their respective members, is necessary to consummate the Offer, the Merger or the other transactions contemplated by this Agreement.

(b) The Company Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of, the stockholders of the Company, (ii) approved this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, (iii) resolved to recommend, subject to Section 6.02(e), that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, (iv) approved Acquiror, Merger Sub and their respective Affiliates and this Agreement and the transactions contemplated hereby (including the Offer and the Merger) in order to render Section 203 of the Corporation Law inapplicable to Acquiror, Merger Sub and their respective Affiliates and this Agreement and the transactions contemplated hereby (including the Offer and the Merger), and (v) adopted a resolution resolving to elect, that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (including Section 203 of the Corporation Law) (collectively, “Takeover Laws”) of any jurisdiction that purports to be applicable to the Company, Acquiror, the Surviving Corporation, Merger Sub, the Offer, the Merger or this Agreement, shall not be applicable to the Company, Acquiror, the Surviving Corporation, Merger Sub, the Offer, the Merger or this Agreement. None of the foregoing resolutions of the Company Board have been amended, rescinded or modified as of the date hereof.

Section 4.04 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company, (b) to the Knowledge of the Company, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, tribunal or body (a “Governmental Entity”) except (i) as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any foreign antitrust, investment or competition-related Laws, (ii) compliance with the applicable requirements of the Exchange Act, the Securities Act and state securities or “blue sky” Laws and the rules and regulations promulgated thereunder, (iii) the filing of appropriate merger documents as required by the Corporation Law, and (iv) compliance with the applicable requirements of the NASDAQ Global Select Market, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a right or benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, Material Contract, indenture or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of their respective assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind (other than nonexclusive licenses entered into in the ordinary course of business of the Company or its Subsidiaries) (collectively, “Liens”) on any asset of the Company or any of its Subsidiaries (other than Permitted Liens) or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or by which any of their respective assets are bound, except in the case of clauses (b), (c), (d) and (e), as have not had and would not reasonably be expected to result in a Material Adverse Effect.

Section 4.05 SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Since January 1, 2011, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished, as applicable, by it with or to the SEC pursuant to the Securities Act or the Exchange Act (the “Company SEC Reports”), all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, in each case, the rules and regulations of the SEC promulgated thereunder. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. None of the Company SEC Reports, taken together with any financial statements or schedules included or incorporated by reference therein, at the time filed or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, contained, and any Company SEC Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or since January 1, 2011 has been, required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) Each of the audited and unaudited consolidated financial statements (including the related notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Reports when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto, or, in the case of unaudited financial statements, as permitted by Form 10-Q, and except that the unaudited financial statements may not contain footnotes and are subject to year-end adjustments that are not expected to be material) applied on a consistent basis throughout the periods involved, and (iii) fairly present, in accordance with GAAP and in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated income, results of operations, changes in financial position and cash flows and, except in the case of the Company’s quarterly report filings with the SEC on Form 10-Q, stockholders’ equity, for the periods presented therein (subject, in the case of the unaudited financial statements, as permitted by Form 10-Q to normal year-end audit adjustments). Since December 31, 2011 and to the date of this Agreement, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules of the NASDAQ Global Select Market.

(d) The Company has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since January 1, 2012, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all known “significant deficiencies” and “material weaknesses” (both terms as defined by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Acquiror a summary of all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2012 to the date hereof.

(e) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(f) Since the enactment of the Sarbanes Oxley Act, the Company has not made any prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

(g) The Company is not subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a) of Regulation S-K under the Securities Act).

(h) Except to the extent reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries (or the notes thereto) dated as of June 30, 2014 included in the Filed SEC Documents, none of the Company or its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any type required to be set forth on a balance sheet prepared in accordance with GAAP, except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business consistent with past practice and (ii) have not resulted in, and would not reasonably be expected to result in a Material Adverse Effect.

Section 4.06 Absence of Certain Changes.

(a) Since December 31, 2013, there has not occurred any effect, state of facts, condition, circumstance, change, event, development or occurrence that has had a Material Adverse Effect.

(b) Since December 31, 2013 and through and including the date hereof, each of the Company and its Subsidiaries has, in all material respects, conducted and operated its business in the ordinary course of business consistent with past practice, and none of the Company or its Subsidiaries has taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would have required Acquiror’s consent under Section 6.01, except in each case for the execution and delivery of this Agreement.

Section 4.07 Information Supplied. None of the information with respect to the Company or its Subsidiaries supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Offer Documents will, at the time of the filing of, at the time of any amendment of or supplement to, or at the time of first publication, distribution or dissemination, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Schedule 14D-9, and at the time of the consummation of the Offer, the Schedule 14D-9 (a) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.07 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Acquiror or Merger Sub or any of their Representatives on behalf of Acquiror or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08 Brokers; Certain Expenses. Other than Morgan Stanley & Co. LLC (“Morgan Stanley”), true, correct and complete copies (including any amendments thereto) of whose engagement letter has been provided to Acquiror prior to the date of this Agreement, no broker, finder, investment banker, financial advisor or other Person is or shall be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company, its Subsidiaries or any of their respective Representatives.

Section 4.09 Employee Benefit Matters/Employees.

(a) Section 4.09(a) of the Disclosure Letter sets forth a true, correct and complete list of each material Plan (except for (i) employment agreements and offer letters establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than through a separate Plan, and (ii) individual equity award agreements that are substantially similar to the standard form of award agreement under the applicable Company Stock Plan). The Company has made available to Acquiror with respect to each Plan listed on Section 4.09(a) of the Disclosure Letter (in each case to the extent applicable): (i) a copy of the Plan document, including all currently effective amendments thereto (or a detailed written description of the Plan or any such amendment to the extent not reduced to writing); (ii) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Plan; (iii) the most recent Internal Revenue Service determination, notification or opinion letter received with respect to each Plan intended to qualify under Section 401(a) of the Code; (iv) each trust agreement, insurance contract, or other document relating to the funding or payment of benefits under the Plan; (v) the three most recent annual reports on Form 5500 filed with respect to the Plan and the most recent actuarial report, financial statement or valuation report in respect of the Plan; and (vi) all material correspondence to or from any Governmental Entity relating to the Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries, each Plan has been maintained, operated, and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries, each Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that could reasonably be expected to adversely affect the qualification of such Plan.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries, (i) other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened, against or involving any Plan and (ii) no nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or, to the Knowledge of the Company, is reasonably expected to occur with respect to any Plan.

(e) Neither the Company nor any ERISA Affiliate currently has, or within the six-year period immediately prior to the date of this Agreement, had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries, no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and, to the Knowledge of the Company, no condition exists that would reasonably be expected to present a material risk to the Company or any of its Subsidiaries of incurring any such liability.

(f) Except as set forth in Section 4.09(f) of the Disclosure Letter, no Plan provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage (i) as required by Section 4980B of the Code or similar state or local Law or (ii) health care coverage through the end of the calendar month in which a termination of employment occurs).

(g) Except as set forth in Section 4.09(g) of the Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent event) result in the payment of any amount, that would, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(h) Except as set forth in Section 4.09(h) of the Disclosure Letter or as provided for in this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with the occurrence of any additional or subsequent events) (i) entitle any current or former employee, director, or individual independent contractor of the Company or any of its Subsidiaries to any payment of compensation or benefits from the Company or any of its Subsidiaries; (ii) increase the amount of compensation or benefits due to any such individual; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(i) Each Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary and operational compliance with all applicable requirements of Section 409A of the Code, in each case in all material respects. Except as set forth on Section 4.09(i) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any of their respective current or former employees, directors, or individual independent contractors for any Tax incurred by such individual, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(j) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries, each Plan that is maintained outside of the United States primarily for the benefit of any current or former employees, directors, or individual independent contractors of the Company or any of its Subsidiaries who are or were regularly employed or providing services outside of the United States (i) has been maintained in compliance with its terms and applicable Laws, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(k) None of the Company or any of its Subsidiaries is a party to, bound by, or in the process of negotiating, any labor or collective bargaining agreement with any labor union or other labor organization. There are no labor unions or other labor organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries, nor has any such action or attempt occurred within the past three (3) years. There is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, picketing, hand billing, slowdown or lockout against or affecting the Company or any of its Subsidiaries, and no such strike, dispute, walkout, work stoppage, picketing, hand billing, slowdown or lockout has occurred within the past three (3) years.

(l) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, to the Knowledge of the Company: (i) there are no unfair labor practice charges, arbitrations, suits, claims, actions, charges, litigations or other proceedings or grievances currently pending relating to any current or former employee or individual independent contractor of the Company or any of its Subsidiaries and (ii) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to employment, including Laws relating to discrimination, hours of work, the payment of wages or overtime wages, health and safety, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(m) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any of its Subsidiaries: (i) each individual who performs services for the Company or any of its Subsidiaries has been properly classified as an employee or an independent contractor, (ii) none of the Company or its Subsidiaries has any liability by reason of an individual who performs or performed services for the Company or any of its Subsidiaries in any capacity being improperly excluded from participating in a Plan, and (iii) each employee of the Company or any of its Subsidiaries has been properly classified as “exempt” or “nonexempt” under applicable Law.

(n) The Company and its Subsidiaries are not delinquent in material payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(o) No employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to any third party as related to their employment with the Company. To the Knowledge of the Company, no current or former employee or independent contractor of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to the Company or its Subsidiaries.

Section 4.10 Litigation. Except for matters that have not had and would not reasonably be expected to result in a Material Adverse Effect, (a) there is no claim, action, suit, litigation, arbitration, proceeding or governmental or administrative investigation, audit, inquiry or action (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective directors or officers in such capacity, and (b) none of the Company or its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree (whether temporary, preliminary or permanent).

Section 4.11 Tax Matters. Except for matters that have not had and would not reasonably be expected to result in a Material Adverse Effect:

(a) Each of the Company and its Subsidiaries has timely filed or has caused to be timely filed all Tax Returns required to be filed by or with respect to it and/or any of its Subsidiaries (taking into account any valid extension of time within which to file), and all such Tax Returns are true, complete and accurate. Each of the Company and its Subsidiaries has either fully and timely paid or caused to be fully and timely paid all Taxes due and owing by the Company and its Subsidiaries (including any Taxes required to be withheld from amounts owing to any employee, creditor or third party), other than Taxes that are being contested in good faith through appropriate proceedings and for which the most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve specifically established for such Taxes and in accordance with GAAP.

(b) (i) There is not pending or threatened in writing any audit, examination, investigation, contest, litigation, claim, cause of action, inquiry, review, assessment, hearing, complaint, demand or other action or proceeding in respect of any Taxes of the Company or any of its Subsidiaries, (ii) there are no Liens for Taxes on any of the assets, rights or properties of the Company or any of its Subsidiaries other than Permitted Liens, (iii) none of the Company or its Subsidiaries has waived any statute of limitations with respect to Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency and no power of attorney relating to Taxes has been granted by or with respect to the Company or any of its Subsidiaries, (iv) none of the Company or its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two (2) years prior to the date hereof, (v) none of the Company or its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law), (vi) none of the Company or its Subsidiaries has any liability for the Taxes of another Person (pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or otherwise) by reason of (A) being a member of an affiliated, consolidated, combined or unitary group (other than a group of which the Company is or was the common parent) or otherwise as a transferee or successor or (B) being party to any Tax sharing or Tax indemnification agreement or other similar agreement (other than an agreement entered into in the ordinary course of business the principal purpose of which is not the sharing, assumption or indemnification of Tax), (vii) no claim has been made in writing by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, and (viii) none of the Company or its Subsidiaries will be required to include any item of income in, or to exclude any item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (A) change in method of accounting, (B) closing agreement, (C) intercompany transaction, intercompany account, or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of State, local or non-U.S. Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing, (E) prepaid amount received on or prior to the Closing or (F) election under Section 108(i) of the Code.

(c) For purposes of this Agreement, (i) “Tax” shall mean any federal, state, local or non-U.S. income, capital gains, gross receipts, license, payroll, employment, excise, production, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, escheat, unclaimed property, real property, personal property, sales, use, transfer, registration, documentary, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax, fee, levy, duty, custom, tariff, impost, obligation or governmental charge in the nature of a tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not; and (ii) “Tax Return” shall mean any report, declaration, return, information return, claim for refund, or statement relating to Taxes, including any schedule, appendix, supplement or attachment thereto, and including any amendments thereof.

Section 4.12 Compliance with Law; No Default; Permits. Except for matters that have not had and would not reasonably be expected to result in a Material Adverse Effect, (a) each of the Company and its Subsidiaries is not, nor has it been since January 1, 2011, in conflict with, in non-compliance with, in default with respect to or in violation of, (i) any statute, law, ordinance, rule, regulation, order, judgment, decree or requirement of a Governmental Entity (“Laws”) applicable to the Company or such Subsidiary or by which any property or asset of the Company or such Subsidiary is bound or affected; (b) each of the Company and its Subsidiaries has all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct its business as currently operated and conducted (“Permits”), such Permits are valid and in full force and effect and the consummation of the transactions contemplated by this Agreement shall not result in any conflict, default or violation of any Permit; and (c) none of the Company or its Subsidiaries has received written notice from any Governmental Entity threatening to revoke, terminate, modify or not renew any such Permit, and the Company has no Knowledge of any reasonable basis for any such revocation, termination, modification or nonrenewal.

Section 4.13 Environmental Matters. Except for matters that have not had and would not reasonably be expected to result in a Material Adverse Effect:

(a) Each of the Company and its Subsidiaries is, and has been at all times since January 1, 2011, in compliance with all applicable Environmental Laws (as defined below). There is and since January 1, 2011 has been no Legal Proceeding relating to or arising under Environmental Laws that is pending or outstanding, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or any of its Subsidiaries. None of the Company or its Subsidiaries has received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. No facts, circumstances or conditions exist that would reasonably be expected to result in the Company or any of its Subsidiaries incurring Environmental Liabilities (as defined below). Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company and its Subsidiaries, if applicable, of the transactions contemplated hereby, nor compliance by the Company and its Subsidiaries with any of the provisions hereof, will or would reasonably be expected to result in the termination or revocation of, or a right of termination or cancellation under, any Environmental Permit. To the Knowledge of the Company, there have been no Releases (as defined below) of Hazardous Materials (as defined below) on properties currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries currently maintains all Permits necessary or required to be held thereby under Environmental Laws for its operations (“Environmental Permits”), there is no action pending or outstanding, or, to the Knowledge of the Company, threatened against, or, to the Knowledge of the Company, any investigation, relating to or affecting the Company or any of its Subsidiaries or any real property operated or leased by the Company or any of its Subsidiaries to revoke, modify, suspend or terminate such Environmental Permits, and none of the Company or its Subsidiaries has received any notice from any Person to the effect that there is lacking any Environmental Permit required under Environmental Law for the current use or operation of any property owned, operated or leased by the Company or any of its Subsidiaries.

(c) For purposes of the Agreement:

(i) “Environmental Laws” means all Laws relating in any way to the environment, pollution, preservation or reclamation of natural resources, the production, presence, management, use, disposition or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

(ii) “Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including any amounts paid in settlement, all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, order or agreement with any Governmental Entity or other Person, which relates to any environmental, health or safety matter or condition, violation of or noncompliance with or under any Environmental Law, or a Release or threatened Release of Hazardous Materials.

(iii) “Hazardous Materials” means any material, substance or waste that is defined, regulated, classified, or otherwise characterized in any way under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive”, “medical waste” (as such term is defined by the federal Medical Waste Tracking Act of 1988, as amended, or any analogous term under a similar Law of any Governmental Entity), or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons and all other ozone-depleting substances.

(iv) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Disclosure Letter sets forth a true, correct and complete list of (i) the current owner for, (ii) the jurisdiction of application/registration for, (iii) the application or registration number for, and (iv) the date of filing or issuance for, and any Lien recorded or filed with the United States Patent and Trademark Office against, each item of Registered IP which is owned or purported to be owned by the Company or any of its Subsidiaries (“Company Registered IP”), provided that, with respect to domain names, only such domain names as constitute Company Material IP are set forth on Section 4.14(a) of the Disclosure Letter.

(b) Except for such exceptions as have not resulted in, or would not reasonably be expected to result in a Material Adverse Effect, (i) no cancellation, interference, opposition, reissue, reexamination or other similar proceeding is pending or, to the Knowledge of the Company, threatened in writing, in which the validity, enforceability, scope or ownership of any Company Registered IP (or to the actual knowledge of the Company, the trademark and service mark “realtor.com” (the “Licensed Mark”)) is being contested or challenged (other than office actions or similar communications issued by any Governmental Entity in the ordinary course of prosecution of any pending applications for registration), and (ii) the Company Registered IP (and to the actual knowledge of the Company, Licensed Mark) that has issued is subsisting, valid and enforceable and in full force and effect and has not lapsed (except for any patents having lapsed or expired at the end of their statutory term), been abandoned, been forfeited, been cancelled or been disclaimed; provided that, with respect to domain names, the foregoing representation is made only with respect to such domain names as constitute Company Material IP.

(c) The Company or one of its Subsidiaries solely and exclusively owns all right, title and interest in and to the Owned Company IP (including all Company Registered IP) and holds a valid and enforceable written license to use all Licensed Company IP that is Company Material IP, in each case, free and clear of all Liens (other than Permitted Liens) and, immediately following the Effective Time, the Company or such Subsidiary will have the same rights thereto as it had prior to the Effective Time, except, in each case, as has not resulted in and would not reasonably be expected to result in a Material Adverse Effect. To the actual knowledge of the Company, NAR solely and exclusively owns all right, title and interest in the Licensed Mark).

(d) None of the Company Material IP which is Owned Company IP and, to the Knowledge of the Company, none of the Company Material IP that is Licensed Company IP, is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment or other disposition of dispute that would reasonably be expected to adversely restrict the use, transfer, registration or licensing of any such Company Material IP by the Company or any of its Affiliates (or Acquiror and its Affiliates from and after the Effective Time), or otherwise would reasonably be expected to adversely affect the validity, enforceability or scope of any such Company Material IP, except in for such exceptions as have not resulted in, and would not reasonably be expected to result in a Material Adverse Effect.

(e) During the last six (6) years, the operation of the business of the Company and its Subsidiaries as it has been conducted has not and, as currently conducted, does not, infringe, misappropriate or otherwise violate any Intellectual Property owned by another Person, except as has not resulted in and would not reasonably be expected to result in a Material Adverse Effect.

(f) To the Knowledge of the Company, no other Person has, since January 1, 2011, infringed, misappropriated or otherwise violated any Owned Company IP that is Company Material IP, except as has not resulted in and would not reasonably be expected to result in a Material Adverse Effect.

(g) The Company and its Subsidiaries have taken commercially reasonable actions to maintain the confidentiality of the information held by the Company and its Subsidiaries, or purported to be held by the Company or any of its Subsidiaries, which it deems a Trade Secret that is Company Material IP.

(h) Each of the Company and its Subsidiaries has at all times complied with, in all material respects (i) the Company’s or such Subsidiary’s applicable written privacy policies, if any, and (ii) all applicable Laws, relating to privacy, data protection, and the collection, compilation, sharing, use, storage, transfer or security from unauthorized disclosure of personally identifiable information (including name, address, telephone number or email address) of its customers collected, used, or held for use by the Company or the relevant Subsidiary. Each of the Company and its Subsidiaries takes reasonable measures to ensure that personally identifiable information is protected against unauthorized access, use, modification, or other misuse and except for disclosures of information required by Law or authorized by the provider of the personally identifiable information, none of the Company or its Subsidiaries sells, rents or otherwise makes available to third parties any such personally identifiable information. To the Knowledge of the Company, there have been no breaches involving any User Data, Personal Element or Unique Identifying Number held or collected by the Company or any of its Subsidiaries and in the last three years no written claims have been asserted or threatened in writing against the Company or any of its Subsidiaries alleging a material violation of any Person’s privacy or personal information or data rights. The consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any written policy or procedure of the Company or any Law, related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by or on behalf of the Company or any of its Subsidiaries in the conduct of its business as currently conducted.

Section 4.15 Real Property.

(a) Except as would not constitute a Material Adverse Effect, as of the date of this Agreement, the Company or one of its Subsidiaries has good and valid title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens). Section 4.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the Owned Real Property. As of the date of this Agreement there are no pending, or, to the Knowledge of the Company, threatened in writing, appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property. There are no outstanding options or other rights of first refusal in favor of any other party to purchase the Owned Real Property or any interest therein.

(b) Section 4.15(b) of the Disclosure Letter sets forth a true, correct and complete list of all existing leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Real Property Leases”). The Company has heretofore delivered to Acquiror true, correct and complete copies of all Real Property Leases (including all modifications, amendments, supplements, waivers and side letters thereto). Except for matters that have not had and would not reasonably be expected to result in a Material Adverse Effect, (i) each Real Property Lease is valid, binding and in full force and effect, (ii) no termination event or condition or uncured default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease, (iii) the Company or its applicable Subsidiary has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except for (A) those reflected or reserved against in the balance sheet of the Company as of June 30, 2014, and included in the Filed SEC Documents and (B) Permitted Liens, and (iv) since January 1, 2011, the Company has not received written notice of any pending, and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

Section 4.16 Material Contracts.

(a) Except for (x) this Agreement and (y) for documents set forth on the Company’s Form 10-K for the fiscal year ended December 31, 2013, Section 4.16(a) of the Disclosure Letter lists, as of the date hereof, and the Company has made available to Acquiror and Merger Sub, true, correct and complete copies of, all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) contain covenants that limit the ability of the Company or its Subsidiaries (or which, following the consummation of the Merger, could restrict or purport to restrict the ability of the Surviving Corporation or Acquiror or any of their respective Affiliates): (A) to compete in any business or with any Person or in any geographic area or to sell, supply or distribute any service or product (including any non-compete, exclusivity or “most-favored nation” provisions), (B) to purchase or acquire an interest in any other entity, except for any such Contract that may be cancelled without notice or penalty or other liability of the Company or any of its Subsidiaries upon notice of ninety (90) days or less or (C) to enforce in any material respect its right under any material Contract or applicable Law, including any covenant not to sue a third party (but excluding, for the avoidance of doubt, agreements that require the Company to arbitrate disputes, to mediate disputes or to consult with another party before bringing legal proceedings;

(iii) provide for or governs the formation, creation, operation, management or control of any partnership, strategic alliance, joint venture or similar arrangement;

(iv) involve the use or license by the Company or any of its Subsidiaries of any Company Material IP that is owned by a third party (other than Commercially Available Software);

(v) involve the license by the Company or any of its Subsidiaries of any Company Material IP to any third party (other than as ancillary to Company’s receipt of services or in conjunction with a sale of products to customers in the ordinary course of business);

(vi) provide for, or could reasonably be expected to result in, aggregate payments by the Company and its Subsidiaries, collectively, or to the Company and its Subsidiaries, collectively, of more than $2,500,000 in any twelve-month period, including any such Contracts with customers, clients, advertisers, suppliers and service providers, other than (x) any such Contract that may be cancelled without notice or penalty or other liability of the Company upon notice of ninety (90) days or less and (y) a Plan;

(vii) provide for material “earn-outs” or other material contingent payments by the Company or any of its Subsidiaries other than those with respect to which there are no further obligations under such provisions;

(viii) involve any settlement, conciliation or similar agreement (A) that is with any Governmental Entity, (B) pursuant to which the Company or any of its Subsidiaries is obligated after the date of this Agreement to pay consideration to a Governmental Entity or (C) that would otherwise limit the operation of the Company or any of its Subsidiaries (or Acquiror or any of its other Affiliates) in any material respect after the Closing;

(ix) relate to any loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any indebtedness for borrowed money of the Company or any of its Subsidiaries may be incurred or is outstanding;

(x) obligate the Company or any of its Subsidiaries to provide indemnification or a guarantee that would reasonably be expected to result in payments of more than $2,500,000;

(xi) were (A) entered into after December 31, 2011, and/or (B) has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person or any material assets or properties;

(xii) are with any Person who is a supplier or vendor to the Company or any of its Subsidiaries of products or services that cannot be obtained from another source for a substantially similar cost with substantially similar quality; or

(xiii) are with NAR or any of its Subsidiaries.

Each Contract of the type described in clauses (i) through (xii) above (or set forth in Section 4.16(a) of the Disclosure Letter or filed as an exhibit to the Company SEC Reports), other than a Plan, is referred to herein as a “Material Contract.”

(b) Except as has not had and would not reasonably be expected to result in a Material Adverse Effect, (i) each Material Contract is valid and binding on each of the Company and its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto and is in full force and effect, (ii) each of the Company and its Subsidiaries, as applicable, has performed and complied with all obligations required to be performed or complied with by it under each Material Contract, and (iii) there is no default under any Material Contract by the Company or its Subsidiaries, as applicable, or, to the Knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, as applicable, or, to the Knowledge of the Company, by any other party thereto.

Section 4.17 Insurance. Section 4.17 of the Disclosure Letter sets forth a true, correct and complete list of, and the Company has made available to Acquiror prior to the date hereof, all currently effective material insurance policies and material self-insurance programs issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, relating to the business, assets and operations of the Company and its Subsidiaries. Except for matters that have not had and would not reasonably be expected to result in a Material Adverse Effect: (i) each insurance policy of the Company or any of its Subsidiaries is in full force and effect and all premiums due thereon have been paid, (ii) none of the Company or its Subsidiaries is in breach of, or default under, and none of the Company or its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any insurance policy of the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, no notice of cancellation, termination or material premium increase has been received with respect to any insurance policy of the Company or any of its Subsidiaries, and (iv) there is no claim pending under the Company’s or any of its Subsidiaries’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of any insurance policy of the Company or any of its Subsidiaries.

Section 4.18 Questionable Payments. To the Knowledge of the Company, none of the Company or its Subsidiaries has (nor have any of their respective Representatives) (a) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) since January 1, 2011, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) established or maintained any unlawful fund of corporate monies or other properties, (e) engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States government or (f) made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.19 Related Party Transactions. No current director, executive officer, Affiliate or Associate of the Company or any of its Subsidiaries, or any member of the immediate family of any of the foregoing Persons, has entered into any Contract, with the Company or any of its Subsidiaries (including those that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act) (other than as related to compensation for services performed as a director, executive officer or employee of the Company and its Subsidiaries).

Section 4.20 Opinion of Financial Advisor of the Company. Prior to the execution of this Agreement, the Company Board has received an opinion from its financial advisor, Morgan Stanley, to the effect that, as of the date thereof and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the consideration to be received by holders of Shares (other than Shares (i) owned by Acquiror, Merger Sub, any wholly-owned Subsidiary of Acquiror or any wholly-owned Subsidiary of the Company, (ii) held in the treasury of the Company or any of its Subsidiaries, or (iii) as to which dissenters’ rights have been perfected) pursuant to this Agreement is fair from a financial point of view to such holders of Shares, and such opinion has not been withdrawn or modified. A true, correct and complete copy of such opinion will promptly be made available to Acquiror for informational purposes only (it being agreed that none of Acquiror or Merger Sub, nor any of their respective Affiliates or Representatives shall have any right to rely on such opinion). The Company has received consent from Morgan Stanley to include such opinion in the Company’s filing with the SEC of a Schedule 14D-9 with respect to the Offer.

Section 4.21 State Takeover Statutes Inapplicable; Rights Agreement. The Company Board has taken all action necessary so that (assuming the accuracy of Acquiror’s representations in Section 5.06) Section 203 of the Corporation Law is inapplicable to, and no other Takeover Law is applicable to, the Offer, the Merger and the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

Section 4.22 Rule 14d-10 Matters. All amounts payable to holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ Global Select Market rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the compensation committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Stock Plan and (B) the treatment of the Company Options, Restricted Stock Units and Restricted Stock Awards in accordance with the terms set forth herein, the applicable Company Stock Plan and any applicable Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

Section 4.23 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Acquiror or Merger Sub in connection with the transactions contemplated hereby.

Section 4.24 Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Acquiror and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger and the Offer, and none of the Company or its Representatives is relying on any representation or warranty of Acquiror or Merger Sub except for those expressly set forth in this Agreement, and (b) no Person has been authorized by Acquiror or Merger Sub to make any representation or warranty relating to Acquiror or Merger Sub or their respective businesses, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Acquiror or Merger Sub.

ARTICLE V

REPRESENTATIONS AND

WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.01 Organization and Qualification. Each of Acquiror and Merger Sub is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its organization with all corporate power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Acquiror, and the Merger Sub was formed solely for the purpose of engaging in the transactions contemplated under this Agreement. Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary hereto. The Acquiror has heretofore made available to the Company true, correct and complete copies of the Acquiror’s Certificate of Incorporation and Bylaws (and all amendments thereto) as currently in full force and effect.

Section 5.02 Authority for this Agreement. Each of Acquiror and Merger Sub has all requisite corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate or similar action on the part of each of Acquiror and Merger Sub, and no other corporate or similar proceedings on the part of Acquiror and Merger Sub are necessary to authorize this Agreement or to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquiror and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, the Board of Directors of each of Acquiror and Merger Sub has approved this Agreement and the transactions contemplated hereby and determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are in the best interests of their respective shareholders.

Section 5.03 Information Supplied. None of the information with respect to Acquiror or Merger Sub supplied or to be supplied by or on behalf of Acquiror or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution or dissemination of, the Schedule 14D-9, and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of first publication, distribution and dissemination of, the Offer Documents, the Offer Documents (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 5.03 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Acquiror by the Company or any of its representatives on behalf of the Company for inclusion or incorporation by reference therein, including information quoted directly from the Company SEC Reports, to the extent such information has not been amended or supplemented in a subsequent Company SEC Report prior to the date such information is quoted.

Section 5.04 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Acquiror or Merger Sub nor the consummation of the transactions contemplated hereby nor compliance by Acquiror or Merger Sub with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or other similar governing documents) of Acquiror or Merger Sub, (b) to the Knowledge of the Acquiror, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) as may be required under the HSR Act, and any foreign antitrust, investment or competition-related Laws (ii) compliance with the applicable requirements of the Exchange Act, the Securities Act and state securities or “blue sky” Laws and the rules and regulations promulgated thereunder, (iii) the filing of appropriate merger documents as required by the Corporation Law, (c) violate, conflict with or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, Contract, indenture or other instrument or obligation to which Acquiror or Merger Sub or any of their respective Subsidiaries is a party or by which Acquiror or any of its Subsidiaries or any of their respective assets may be bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Acquiror or any of its Subsidiaries or by which any of their respective assets are bound, except in the case of clauses (b), (c) and (d) as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. The sole stockholder of Merger Sub has approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger. No vote of Acquiror’s stockholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

Section 5.05 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby, as of the date hereof (a) there is no Legal Proceeding pending or, to the Knowledge of Acquiror, threatened against Acquiror, any of its Subsidiaries, or any of their respective directors or officers in such capacity, and (b) none of Acquiror or any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree (whether temporary, preliminary or permanent).

Section 5.06 Interested Stockholder. None of Acquiror, Merger Sub, any of Acquiror’s Subsidiaries and any of their “affiliates” or “associates” is, or has been at any time during the period commencing three (3) years prior to the date that the Company Board approved this Agreement through the date hereof, an “interested stockholder” of the Company, as such terms are defined in Section 203 of the Corporation Law.

Section 5.07 Financing. Acquiror and Merger Sub have, and as of the Closing Date will have, sufficient funds for the satisfaction of all of Acquiror’s and Merger Sub’s obligations under this Agreement, including the payment of the Offer Price in respect of each Share validly tendered and accepted in the Offer, the Merger Consideration and all other amounts to be paid pursuant to this Agreement and the payment of all associated costs and expenses of the Offer and the Merger to be paid on the Closing Date.

Section 5.08 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Acquiror and Merger Sub.

Section 5.09 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Acquiror nor any other Person on behalf of Acquiror makes any express or implied representation or warranty with respect to Acquiror or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

Section 5.10 Disclaimer of Other Representations and Warranties. Each of Acquiror and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger and the Offer, and none of Acquiror, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Acquiror or Merger Sub as having been authorized by the Company, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Acquiror, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business of the Company.

(a) Except (w) as set forth in Section 6.01(a) of the Disclosure Letter, (x) as expressly required by this Agreement, (y) as may be agreed in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as required by applicable Laws, during the period from the date of this Agreement and continuing until the earlier of the valid termination of this Agreement or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct their respective business and operations in the ordinary course of business consistent with past practice; (ii) use their respective reasonable best efforts to (A) preserve substantially intact their respective business organization, (B) preserve their respective material assets, rights and properties in good repair and condition, (C) preserve satisfactory business relationships and goodwill with their respective material customers, advertisers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having business dealings with the Company or any of its Subsidiaries, and any Governmental Entity that has jurisdiction over the Company or any of its Subsidiaries, and (D) prepare and file any required regulatory filings on a timely basis consistent with past practice; and (iii) comply in all material respects with all applicable Laws.

(b) Without limiting the generality of the foregoing and except as (x) set forth in Section 6.01(b) of the Disclosure Letter, (y) expressly required by this Agreement, or (z) required by applicable Laws, during the period from the date hereof and continuing until the earlier of the valid termination of this Agreement or the Effective Time, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, not:

(i) issue, deliver or sell any Company Securities or other voting securities or equity interests, any securities convertible or exchangeable into any such securities or equity interests, any options, warrants or other rights to acquire any such securities or equity interests or convertible or exchangeable securities, any stock-based performance units or any Voting Company Debt, other than Shares issuable upon exercise of the Company Options or settlement of Restricted Stock Units, in each case outstanding on the date hereof and in accordance with their terms as of the date of this Agreement;

(ii) repurchase, redeem or otherwise acquire any Company Securities or any options, warrants or other rights to acquire any such Company Securities, other than (A) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Options in order to pay the exercise price of the Company Options, (B) the withholding of Shares to satisfy Tax obligations with respect to Company Options, Restricted Stock Units or Restricted Stock Awards, (C) the acquisition by the Company of Company Options, Restricted Stock Units or Restricted Stock Awards in connection with the forfeiture or expiration of such awards and (D) the redemption by the Company of the Series A Preferred Stock pursuant to Section 6.13(b);

(iii) (A) split, combine or reclassify any Company Securities, (B) issue or authorize the issuance of any other securities in lieu of or in substitution for any Company Securities, or (C) declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Company Securities or set a record date therefor (other than dividends or distributions paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company);

(iv) (A) make any acquisition or disposition or cause any acquisition or disposition to be made, by means of a merger, consolidation, recapitalization or otherwise, of any business, assets or securities or engage in any sale, lease, license, sublicense, encumbrance or other disposition of assets or securities of the Company or any of its Subsidiaries or any third party, except for (i) acquisitions or dispositions not to exceed $2,000,000 in the aggregate and (ii) sales of advertising space and software and dispositions of obsolete equipment, in each case made in the ordinary course of business consistent with past practice, or (B) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of the Company or any of its Subsidiaries, or (C) merge or consolidate with in any Person;

(v) (A) (I) enter into (except in the ordinary course of business consistent with past practice), terminate or materially amend or modify any Material Contract or Contract that, if in effect on the date hereof, would have been a Material Contract or (II) enter into, terminate, amend or modify in any respect any Contract that is, or that, if in effect on the date hereof, would have been, a Material Contract pursuant to Section 4.16(a)(xiii), (B) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim by or against the Company or any of its Subsidiaries or material liability or obligation owing to the Company or any of its Subsidiaries under, any Material Contract, or (C) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Offer, the Merger or the other transactions contemplated herein (including in combination with any other event or circumstance);

(vi) except for borrowings under existing lines of credit, or letters of credit or similar arrangements set forth in Section 6.01(b)(vi) of the Disclosure Letter issued to or for the benefit of suppliers or manufacturer, in the ordinary course of business consistent with past practice, (A) incur any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or (B) redeem, repurchase, prepay, defease, cancel or otherwise acquire any such indebtedness, debt securities or warrants or other rights (other than in accordance with Section 6.13(a));

(vii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, other than the Company or any direct or indirect wholly-owned Subsidiary of the Company);

(viii) make any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly-owned Subsidiary, and other than short-term advancement of expenses to employees in the ordinary course of business);

(ix) change in any material respect any financial accounting methods, principles or practices used by it and affecting the assets, liabilities or results of operations of the Company or any of its Subsidiaries, except as required by GAAP or applicable Law;

(x) make, revoke or change any material Tax election, adopt or change any accounting method, practice or policy for Tax purposes, extend or waive the statute of limitations (or file any extension or waiver request) relating to material Taxes with any Governmental Entity, amend any material Tax Return, file any claim for material refund of Taxes, settle or compromise any material Tax liability or refund, enter into any closing agreement affecting any Tax liability or refund or file any request for rulings or special Tax incentives with any Governmental Entity, take, or cause or permit any other Person to take, any action outside the ordinary course of business that could (x) materially increase Acquiror’s or any of its Affiliates’ liability for Taxes or (y) result in, or change the character of, any material income or gain that Acquiror or any of its Affiliates must report on any Tax Return;

(xi) amend its Certificate of Incorporation or Bylaws or equivalent organizational and governing documents;

(xii) except as required by applicable Law or the terms of any Plan as in effect on the date hereof, (A) increase the compensation or benefits (including equity and equity-based awards) payable or to become payable to any current or former employees, directors, or individual independent contractors of the Company or any of its Subsidiaries (except for (y) increases in base salary or hourly wage rates to current employees in the ordinary course of business consistent with past practice that do not exceed 3% of such current employee’s base salary as of the date hereof and (z) increases in base salary or bonus made in connection with promotions of non-officer employees to non-officer positions in the ordinary course of business consistent with past practice that do not exceed 10% of such promoted employee’s base salary and annual target bonus as of the date hereof), (B) grant any increase in severance or termination pay to any such individual, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity and equity-based awards) to any such individual (except for the payment or settlement of accrued or earned, but unpaid bonuses or equity awards in accordance with the terms thereof as in effect on the date hereof, (D) enter into any new employment, offer letter, consulting, severance, retention, termination, pension, retirement or similar agreement with any such individual or any prospective employee, director or individual independent contractor that provides for an annual base salary in excess of $200,000 or total annual compensation in excess of $500,000, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Plan (or any arrangement that would be a Plan if in effect on the date hereof), other than amendments that are administrative in nature or required to comply with applicable Law, (F) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former employees, directors, or individual independent contractors of the Company or any of its Subsidiaries, (G) hire any officer or any other individual with an annual base salary in excess of $200,000 or total annual compensation in excess of $500,000, or (H) terminate any officer, other than terminations for cause in the ordinary course of business consistent with past practice;

(xiii) incur any capital expenditure or any obligations or liabilities in respect thereof, except for those contemplated by the capital expenditure budget set forth in Section 6.01(b)(xiii) of the Disclosure Letter;

(xiv) settle any Legal Proceeding, in each case made or pending by or against or by the Company or any of its Subsidiaries, other than the settlement of Legal Proceedings in the ordinary course of business consistent with past practice that solely require payments by the Company and its Subsidiaries, (net of insurance proceeds received), in an amount not to exceed, individually or in the aggregate, $2,500,000; provided, however, that the foregoing shall not permit the Company or any of its Subsidiaries to settle any Legal Proceeding (x) that would impose any material restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company or any of its Subsidiaries, or (y) for which such settlement is not permitted pursuant to Section 6.04 or Section 6.08;

(xv) mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of Company Securities, assets or properties (including, for the avoidance of doubt, Intellectual Property rights) or properties in any material respect, or otherwise create, assume or suffer to exist any Liens thereupon except Permitted Liens;

(xvi) enter into any new line of business;

(xvii) relinquish, abandon or permit to lapse any of its rights in Owned Company IP that is Company Material IP, or with respect to the Licensed Mark; or

(xviii) authorize, offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 6.02 No Solicitation.

(a) Until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 8.01, the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning the Company or its Subsidiaries to any Person or group in connection with any Takeover Proposal, or engage in any discussions or negotiations with respect to any Takeover Proposal, (iii) approve, support, adopt, endorse or recommend any Takeover Proposal, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the Corporation Law) inapplicable to any Person other than Acquiror and its Affiliates or to any transactions constituting or contemplated by a Takeover Proposal, (v) otherwise cooperate with or knowingly assist or participate in any such inquiries, proposals, offers, discussions or negotiations, or (vi) resolve or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person or groups that may be ongoing with respect to any Takeover Proposal or potential Takeover Proposal. The Company shall promptly after the date hereof request each Person (if any) that has heretofore executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a Takeover Proposal or potential Takeover Proposal to promptly return to the Company or destroy all non-public documents and materials relating to the Takeover Proposal or to the Company or any of its Subsidiaries or any of its and their respective businesses, operations or affairs heretofore furnished by the Company or its Subsidiaries or any of their respective Representatives to such Person or group or any of such Person’s or group’s Representatives in accordance with the terms of such confidentiality agreement. None of the Company or its Subsidiaries shall enter into any confidentiality agreement subsequent to the date hereof which prohibits the Company or any of its Subsidiaries from providing to Acquiror the information required to be provided to Acquiror pursuant to this Section 6.02. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event inform a Person or group that has made or, to the Knowledge of the Company, is considering making, a Takeover Proposal of the provisions of this Section 6.02. The Company and Acquiror hereby agree that all standstill or similar provisions in the Confidentiality Agreement shall, as of the date of this Agreement, terminate and be of no further force and effect solely to the extent necessary to allow Acquiror to effect the transactions contemplated or permitted by this Agreement; provided that no provision of the Confidentiality Agreement, including any and all standstill or similar provisions, shall be deemed to limit the ability of Acquiror or any of its Affiliates to take any action contemplated this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the Acceptance Time, (i) the Company has received a bona fide, written Takeover Proposal from any Person or group that did not result from a breach of this Section 6.02, and (ii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may, upon receipt of an Acceptable Confidentiality Agreement executed by such Person or group making such Takeover Proposal, (A) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group making such Takeover Proposal; provided, that (x) the Company shall substantially concurrently provide to Acquiror any non-public information (or access) concerning the Company or its Subsidiaries that is provided to (or access which is given to) any Person or group and which was not previously provided to Acquiror and (y) the Company shall take reasonable steps to safeguard any commercially sensitive non-public information of the Company or its Subsidiaries, in a manner reasonably consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Takeover Proposals, and (B) engage in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal; provided, however, that prior to or concurrently with the Company taking such actions as described in clauses (A) and/or (B) above, the Company shall provide written notice to Acquiror of such determination of the Company Board as provided for in clause (ii) above, together with (subject to the existing terms of confidentiality obligations of the Company as in place as of the date of this Agreement) the identity of the Person or group making such Takeover Proposal.

(c) The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Acquiror in writing in the event that the Company, its Subsidiaries, or its or their respective Representatives, receives any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Takeover Proposal, or any initial request for non-public information concerning the Company or its Subsidiaries from any Person or group who has made or would reasonably be expected to make any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal, and, in connection with such notice, and subject to the existing terms of confidentiality obligations of the Company as in place as of the date of this Agreement, provide the material terms and conditions of any such inquiry, proposal, offer or request and the nature of such request, and thereafter the Company shall keep Acquiror reasonably informed on a prompt and timely basis of the status and material details of discussions with respect thereto, including any material changes to the terms of any such inquiry, proposal, offer or request. Without limiting the generality of the foregoing, and subject to the existing terms of confidentiality obligations of the Company as in place as of the date of this Agreement, the Company shall promptly (and, in any event, within twenty-four (24) hours) provide Acquiror with unredacted copies of all written inquiries, requests, proposals or offers, including proposed agreements, and oral summaries of any oral inquiries, requests, proposals or offers, received by the Company, its Subsidiaries, or its or their respective Representatives, in each case relating to a Takeover Proposal, or that the Company, its Subsidiaries, or its or their respective Representatives delivers to any Person or group making a Takeover Proposal.

(d) Neither the Company Board nor any committee thereof shall (i) withdraw or rescind (or modify or qualify in a manner adverse to Acquiror or Merger Sub), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Acquiror or Merger Sub), the Company Board Recommendation or the findings or conclusions of the Company Board referred to in Section 4.03(b), (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) cause or permit the Company to execute or enter into, any Acquisition Agreement, (iv) publicly propose or announce an intention to take any of the foregoing actions, (v) following the date any Takeover Proposal (other than any tender or exchange offer relating to securities of the Company (other than the Offer)) or any material modification thereto is first made public or sent or given to the stockholders of the Company or received by the Company, fail to issue a press release publicly (A) reaffirming its recommendation of this Agreement, the Offer and the Merger, and (B) rejecting and not recommending such Takeover Proposal within five (5) Business Days (or, if earlier, prior to the anticipated Expiration Date) following Acquiror’s written request to do so (which request may only be made once with respect to any such Takeover Proposal and each material modification thereto), (vi) withhold or fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders or (vii) following the commencement of any tender or exchange offer relating to securities of the Company (other than the Offer), fail to issue a press release publicly announcing within ten (10) Business Days of such commencement (A) that the Company recommends rejection of such tender or exchange offer and (B) reaffirming its recommendation of this Agreement, the Offer and the Merger (any action described in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) being referred to as an “Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary in this Agreement, at any time prior to the Acceptance Time, the Company Board may effect an Adverse Recommendation Change in response to a Superior Proposal if and only if: (v) the Company has complied with the other provisions of this Section 6.02, (w) the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the exercise of its fiduciary duties under applicable Law, (x) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Takeover Proposal constitutes a Superior Proposal and that it intends to accept or recommend such Superior Proposal, (y) the Company shall have provided prior written notice to Acquiror, at least four (4) Business Days prior to effecting any Adverse Recommendation Change, of its intent to take such action, specifying the reasons therefor and including a copy of the proposed acquisition agreement and any other documents related to such Superior Proposal (a “Notice of Intended Recommendation Change”), and (z) if requested in writing by Acquiror, the Company has negotiated, and has caused its Subsidiaries and its and their respective Representatives to, after providing any such Notice of Intended Recommendation Change, negotiated with Acquiror in good faith during the four (4) Business Day period after such Notice of Intended Recommendation Change to amend the terms and conditions of this Agreement and the other agreements contemplated hereby such that the Superior Proposal no longer constitutes a Superior Proposal and at the end of such four (4) Business Day period (as it may be extended pursuant to the following proviso) the Company Board again makes the determinations described in clauses (w) and (x) with respect to such Superior Proposal; provided, further, that in the event that there is any material amendment to the terms of any Superior Proposal (provided, that any revision to the amount, form or mix of consideration the Company’s stockholders would receive as a result of such Superior Proposal shall be deemed to be a material amendment), the Company shall notify Acquiror of such material revision in compliance with Section 6.02(c) and the period during which the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers, employees and other Representatives to, negotiate in good faith with Acquiror shall be extended until at least three (3) Business Days after the time the Company provides such notification to Acquiror of any such material revision and the Company Board shall not make an Adverse Recommendation Change prior to the end of any such period as so extended; provided, further, that the Company Board shall have considered in good faith any amendments to this Agreement and the other agreements contemplated hereby offered in writing by Acquiror prior to 8:00 p.m. New York time on the last day of the applicable period(s) described above and shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the failure of the Company Board to effect an Adverse Recommendation Change or the Company to terminate this Agreement pursuant to Section 8.01(g) would be inconsistent with the exercise of its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” communication, as defined in Rule 14d-9(f) promulgated under the Exchange Act and in accordance therewith, pending disclosure of its position thereunder, and the issuance of any such communication shall not, in and of itself, constitute an Adverse Recommendation Change for purposes of this Agreement; provided, however, that no Adverse Recommendation Change may be made unless the Company shall have first complied with its obligations in Section 6.02(e).

(g) Notwithstanding anything to the contrary contained in this Section 6.02 or elsewhere in this Agreement, the Company Board may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change, if: (i) there shall occur or arise after the date of this Agreement a material event, material development or material change in circumstances that was not known by the Company or the Company Board as of the date of this Agreement and does not relate to any Takeover Proposal or the terms and conditions of this Agreement, which event, development or change in circumstance, or any material consequences thereof, becomes known to the Company Board prior to the Acceptance Time (any such material event, material development or material change in circumstances unrelated to a Takeover Proposal being referred to as an “Intervening Event”); provided, however that in no event shall any of the following constitute, or be taken into account in determining the existence of, an Intervening Event: (x) the fact that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period, or changes after the date of this Agreement in the market price or trading volume of the Common Stock, (y) the reasonably foreseeable consequences of the announcement of this Agreement, or (z) any event, fact, circumstance or occurrence or combination or series thereof relating to or involving Acquiror, including declines in the market price or trading volume of Acquiror stock; (ii) no director had knowledge, as of the date of this Agreement, that such Intervening Event was reasonably foreseeable or reasonably likely to occur or arise after the date of this Agreement; (iii) the Company provides Acquiror, at least two (2) Business Days prior to any meeting of the Company Board at which it will consider and determine whether such Intervening Event may require the Company to make an Adverse Recommendation Change, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting and a reasonably detailed description of such Intervening Event; (iv) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that, in light of such Intervening Event, the failure to make an Adverse Recommendation Change would be inconsistent with the exercise of its fiduciary duties under applicable Law; (v) no Adverse Recommendation Change has been made for three (3) Business Days after receipt by Acquiror of a written notice from the Company confirming that the Company Board has determined that the failure to make such an Adverse Recommendation Change in light of such Intervening Event would be inconsistent with the exercise of its fiduciary duties under applicable Law; (vi) during such five (5) Business Day notice period, if requested by Acquiror, the Company engages in good faith negotiations with Acquiror to amend this Agreement in such a manner that failure to make an Adverse Recommendation Change as a result of such Intervening Event would no longer be inconsistent with the exercise of its fiduciary duties under applicable Law; and (vii) at the time of any Adverse Recommendation Change, the Company Board determines in good faith, after taking into account the advice of the Company’s independent financial advisor and the advice of the Company’s outside legal counsel, that the failure to make an Adverse Recommendation Change would still be inconsistent with the exercise of its fiduciary duties under applicable Law in light of such Intervening Event (taking into account any changes to the terms of this Agreement proposed by Acquiror as a result of the negotiations required by clause (vi) or otherwise).

(h) For purposes of this Agreement, (i) “Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Acquiror or any of its Subsidiaries) providing for (A) any direct or indirect acquisition, purchase, lease or license, in a single transaction or a series of related transactions, of (1) twenty percent (20%) or more of the assets or businesses of the Company and its Subsidiaries, taken as a whole (measured by any of the fair market value thereof, the related revenues applicable to such assets, or the related net income related to such assets, in each case, as of the date of such acquisition, purchase, lease or license), or (2) Shares or any other Company Securities, which together with any other Shares or other Company Securities beneficially owned by such Person or group, would represent twenty percent (20%) or more of the outstanding Shares, (B) any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning, directly or indirectly, twenty percent (20%) or more of the outstanding Shares, (C) any merger, consolidation, business combination, recapitalization, share exchange or similar transaction involving the Company pursuant to which any Person or group (or the shareholders of any Person) would beneficially own, directly or indirectly, twenty percent (20%) or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or twenty percent (20%) or more of the assets (including, for the avoidance of doubt, Intellectual Property) of the Company, or (D) any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving the Company, other than, in each case, the transactions contemplated by this Agreement, and (ii) “Superior Proposal” means any bona fide, written Takeover Proposal received after the date hereof that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, taking into account the legal, regulatory, financial and other aspects of such Takeover Proposal, and (y) if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, in each case taking into account the consideration, terms, conditions, timing, financing terms and all financial, legal, regulatory and other aspects of such Takeover Proposal (including the Person or group making the Takeover Proposal) and of this Agreement (including any changes to the terms of this Agreement proposed by Acquiror pursuant to Section 6.02(e)); provided, however that for purposes of the definition of “Superior Proposal” references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to 50%; provided, further, that any such Takeover Proposal shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such Takeover Proposal is not committed or, in the good faith judgment of the Company Board, is not reasonably capable of being obtained by such third party.

Section 6.03 Access to Information.

(a) During the period from the date of this Agreement continuing until the earlier of the valid termination of this Agreement or the Effective Time, subject to the requirements of applicable Law, the Company shall, and shall cause its Subsidiaries to, (i) give Acquiror and Merger Sub and their authorized officers, employees, accountants, investment bankers, counsel and other Representatives reasonable access (during regular business hours upon reasonable notice) to such employees, offices, data centers and other facilities at reasonable times and to such books, Contracts, commitments and records (including Tax Returns) of the Company and its Subsidiaries as Acquiror or Merger Sub may reasonably request and instruct the Company’s (and its Subsidiaries’) independent public accountants to provide access to their work papers and such other information as Acquiror or Merger Sub may reasonably request, (ii) furnish Acquiror and Merger Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Acquiror or Merger Sub may from time to time reasonably request, (iii) furnish promptly to Acquiror and Merger Sub a copy of each report, schedule and other document filed or received by the Company or any of its Subsidiaries during such period pursuant to the requirements of the federal or state securities Laws and (iv) with respect to the matters set forth on Section 6.03(a) of the Disclosure Letter, consult with Acquiror with respect to any decisions of a legal nature related thereto and prior to the Company or its Subsidiaries responding to any request or submitting any documentation in response thereto, provide Acquiror a reasonable opportunity to review any such submission, response or related documentation and provide comments; provided that with respect to this clause (iv), the Company and its Subsidiaries shall not agree to settle or provide any remedy with regard to any such matters without the prior written consent of Acquiror, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to provide such access, inspections, data or other information to the extent that to do so (A) could reasonably be expected to jeopardize an attorney-client privilege or attorney work product protection, or (B) would violate an existing confidentiality obligation to any Person or any Law; provided, however, that in the case of clause (A) and (B), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain any required consents to provide such access, inspections, data or other information and take such other action (such as the redaction of identifying or confidential information, entry into a joint defense agreement or other agreement or by providing such access, inspections, data or other information solely to outside counsel to avoid the loss of attorney client privilege) as is necessary to provide such access, data or other information to Acquiror and Merger Sub in compliance with applicable Law, and otherwise the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to institute appropriate substitute disclosure arrangements, to the extent practicable in the circumstances. No investigation pursuant to this Section 6.03 or by Acquiror or its Affiliates shall affect or be deemed to modify any representation, warranty, covenant or other agreement made by the Company in this Agreement or the conditions of Acquiror and Merger Sub related thereto.

(b) All information obtained by Acquiror or Merger Sub pursuant to this Section 6.03 shall be subject to the provisions of the Confidentiality Agreement.

Section 6.04 Regulatory and Other Authorizations; Notice and Consents.

(a) Subject to the terms and conditions of this Agreement, including Section 6.04(c), each of the Company, Acquiror and Merger Sub, shall, and shall cause its Subsidiaries to, use its reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as reasonably practicable on the terms and subject to the conditions hereof. Without limiting the foregoing, (i) each of the Company, Acquiror and Merger Sub shall, and shall cause its Subsidiaries to, file within ten (10) Business Days any required submissions under the HSR Act, and use its reasonable best efforts (A) to furnish information required in connection with such submissions under the HSR Act (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable), (B) to obtain early termination of the waiting period under the HSR Act, (C) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act, including with respect to: (1) the receipt of any non-action, action, clearance, consent, approval or waiver, (2) the expiration of any waiting period, (3) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under the HSR Act, the Federal Trade Commission Act, as amended (the “FTC Act”), the Clayton Act of 1914, as amended (the “Clayton Act”), or the Sherman Antitrust Act of 1890, as amended (the “Sherman Act”) and (4) the nature and status of any objections raised or proposed or threatened to be raised under the HSR Act, the FTC Act, the Clayton Act or the Sherman Act with respect to this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (D) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any Governmental Entity and (ii) the Company, Acquiror and Merger Sub shall, and shall cause their respective Subsidiaries to, cooperate with one another: (A) in promptly determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to any Contracts or instruments that the Company or any of its Subsidiaries is a party to or related to the Company’s and its Subsidiaries’ business in connection with this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, approvals or waivers. Information shared among the Company, Acquiror and Merger Sub pursuant to this Section 6.04 shall be subject to such confidentiality restrictions as may be reasonably requested, including limiting information to outside counsel only.

(b) The Company, Acquiror and Merger Sub shall, and shall cause their respective Subsidiaries to: (i) promptly notify the others of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity (except with respect to Taxes) and (ii) keep the others reasonably informed of any developments, requests for meetings or discussions with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Offer or the Merger. The Company, Acquiror and Merger Sub agree not to, and to cause their respective Subsidiaries not to, to the extent not prohibited by such Governmental Entity or by Law, participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transaction unless it consults with the other party in advance and gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances. For the avoidance of doubt, the provisions of Section 1.01(d) and Section 1.02(a), not this Section 6.04(b), shall govern the matters covered therein.

(c) Notwithstanding anything to the contrary contained herein, the parties hereby agree and acknowledge that nothing in this Agreement shall require, or be construed to require, Acquiror, Merger Sub or any of their Affiliates or the Company or any of its Subsidiaries, in order to obtain any required approval from any Governmental Entity or any third party, to: (i)(x) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (y) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, or divestiture, or holding separate, before or after the Acceptance Time or the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interests therein of (I) the Company or any of its Subsidiaries, (II) the Surviving Corporation or any of its Subsidiaries, or the (III) Acquiror or any of its Affiliates, or (ii) accept any conditions or take any other actions (including amending, modifying, terminating or entering into any contracts or other business arrangements) that would impose any restrictions or limitations on the conduct or operation of, or adversely affect or impact, any business, assets or properties of (I) the Company or any of its Subsidiaries, (II) the Surviving Corporation or any of its Subsidiaries, or (III) the Acquiror or any of its Affiliates; provided, however, that the limitations set forth in this sentence shall not apply, solely in the case of clauses (i)(I), (i)(II), (ii)(I) and (ii)(II) above, to any such sale, lease, license, transfer, disposal, divestiture, other encumbrance, separate holding or acceptance of any such condition, restriction or limitation that would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole, or the Surviving Corporation and its Subsidiaries, taken as a whole.

(d) In the event that any Legal Proceeding is commenced challenging any of the transactions contemplated hereby and such litigation, action or proceeding seeks to prevent, impede or delay the consummation of the Offer or the Merger or any other transaction contemplated by this Agreement or any written notice has been delivered or any Legal Proceeding commenced, in each case of the type described in paragraph (c)(v) of Annex I, each of the Company, Acquiror and Merger Sub shall, and shall cause its Subsidiaries to, cooperate with each other and use its respective reasonable best efforts to contest and resist any such written notice (including by commencing a Legal Proceeding to declare invalid any purported termination or right to terminate contained in such written notice) or Legal Proceeding and to have vacated, lifted, reversed or overturned any order, writ, injunction, decree, judgment, ruling, award, settlement or stipulation, or dismissed any appeal, review, rehearing or reconsideration, that may result from any such Legal Proceeding, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or frustrates the satisfaction of the condition set forth in paragraph (c)(v) of Annex I, unless, by mutual agreement, Acquiror and the Company decide that litigation is not in their respective best interests. Each party hereto shall keep the other parties hereto reasonably informed, but only to the extent that doing so would not, in the reasonable judgment of such party, jeopardize any privilege of the party with respect thereto regarding any such litigation, action or proceeding, it being agreed that each party will also cooperate with the other parties to permit such inspection of or to disclose such information on a basis that does not compromise or waive such privilege with respect thereto. Each party shall, and shall cause its respective Subsidiaries and its and their respective Representatives to, cooperate fully with the other parties and their Representatives in connection with, and shall consult with and permit the other parties and their Representatives to participate in, the defense of any such litigation, action or proceeding and each party shall, and shall cause its Subsidiaries and its and their respective Representatives to, give due consideration to the other parties’ advice with respect to such litigation, action or proceeding; provided, however, that each party and its Subsidiaries shall not be allowed to settle or enter into any negotiations or settlement of any such litigation, action or proceeding without the prior written consent of the other parties (which consent shall not be unreasonably conditioned, withheld or delayed).

(e) Prior to the Effective Time, each party shall, and shall cause its Subsidiaries to, cooperate with the other parties and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Global Select Market to cause the delisting of the Shares from the NASDAQ Global Select Market by the Surviving Corporation as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.05 Indemnification and Insurance.

(a) Acquiror and Merger Sub agree that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement, including the Merger and the Offer), now existing in favor of the current or former directors and officers of the Company or its Subsidiaries or any person who becomes a director or officer of the Company or its Subsidiaries prior to the Effective Time (each an “Indemnified Person”) as provided in the Company’s Certificate of Incorporation or Bylaws (or such equivalent organizational or governing documents of any of the Company Subsidiaries as in effect on the date of this Agreement) or under any Contract between such Indemnified Person and the Company or any of its Subsidiaries (in each case, as in effect on the date of this Agreement) shall survive the Offer Closing and the Merger and shall continue in full force and effect in accordance with their respective terms. From and after the Effective Time, Acquiror and the Surviving Corporation shall (and Acquiror shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to, Indemnified Persons with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (y) any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Merger, the Offer, this Agreement and any transactions contemplated hereby, in either case, to the fullest extent permitted by (i) the Company’s Certificate of Incorporation or Bylaws (or such equivalent organizational or governing documents of any of the Company’s Subsidiaries as in effect on the date of this Agreement), (ii) any indemnification agreement of the Company or its Subsidiaries or other applicable Contract as in effect on the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Persons or (iii) applicable Law. Acquiror shall cause the certificate of incorporation, bylaws or other organizational or governing documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the Indemnified Persons than those set forth in the Company’s Certificate of Incorporation and Bylaws and the Company’s Subsidiaries’ equivalent organizational and governing documents as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Persons.

(b) Prior to the Effective Time, at the Company’s option, the Company shall, or, if the Company is unable to, Acquiror shall, cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancelable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as in effect as of the date of this Agreement; provided, however, that Company shall not pay an amount for the D&O Insurance in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance for the policy period that includes the date of this Agreement. If such “tail” prepaid policy has been obtained by either the Company or the Surviving Corporation prior to the Effective Time, Acquiror shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of this Agreement, or (ii) Acquiror will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnified Persons who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company as of the date of this Agreement or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Acquiror and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance for the policy period that includes the date of this Agreement; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Acquiror or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c) This Section 6.05 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, the Indemnified Persons and their respective heirs and legal representatives.

(d) In the event that the Surviving Corporation or Acquiror or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Acquiror, as the case may be, shall succeed to the obligations set forth in this Section 6.05.

Section 6.06 Employee Matters.

(a) Acquiror hereby agrees that, for a period of at least twelve (12) months following the Effective Time (or, if earlier, the date of termination of the applicable Continuing Employee), it shall, or it shall cause the Surviving Corporation to, (i) provide each employee of the Company or any of its Subsidiaries who continues as of the Effective Time to be employed by Acquiror, the Surviving Corporation or any Subsidiary of Acquiror (each, a “Continuing Employee”) with (x) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Continuing Employee immediately prior to the Effective Time, and (y) if applicable, an annual target cash bonus amount that is no less than the annual target cash bonus amount in effect with respect to such Continuing Employee immediately prior to the Effective Time, and (ii) provide the Continuing Employee with other employee benefits substantially comparable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time (excluding equity and equity-based compensation). In addition, for a period of at least twelve (12) months following the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, provide Continuing Employees whose employment is terminated by Acquiror or the Surviving Corporation (or any of their Subsidiaries or Affiliates) with severance benefits in accordance with such employee’s individual employment agreement or severance agreement or, in the absence of any such agreement, in accordance with the severance policy of the Company in effect immediately prior to the Effective Time and set forth on Section 6.06(a) of the Disclosure Letter. In addition, Acquiror hereby agrees that it shall, or shall cause the Surviving Corporation to, expressly, absolutely and unconditionally assume and agree to perform each Executive Retention and Severance Agreement, as amended, which is listed on Section 4.09(a) of the Disclosure Letter and in effect immediately prior to the Closing Date.

(b) For purposes of eligibility, vesting, and benefit accruals (with respect to benefit accruals, solely for the purposes of determining accrual of vacation, paid time off, and severance benefits), under the employee benefit plans, programs, policies and arrangements maintained by Acquiror or the Surviving Corporation providing benefits to any Continuing Employee following the Effective Time (collectively, the “Acquiror Benefit Plans”), Acquiror shall, and shall cause the Surviving Corporation to, cause service rendered by each Continuing Employee to the Company prior to the Effective Time to be credited for such purposes to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar Plan; provided, however, that in no event shall Continuing Employees be entitled to service credit to the extent such service credit would result in a duplication of benefits for the same period of service.

(c) In addition, and without limiting the generality of the foregoing: Acquiror shall (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Acquiror Benefit Plans to the extent coverage under such Acquiror Benefit Plan replaces coverage under a comparable Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Acquiror Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Effective Time, (A) cause all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Acquiror Benefit Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable Plan and (B) recognize, or cause to be recognized, any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a Plan during the portion of the plan year prior to the Effective Time to be taken into account under such Acquiror Benefit Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Acquiror Benefit Plan.

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 6.06 are included for the sole benefit of the parties hereto, and that nothing in this Section 6.06, whether express or implied, (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any employees or former employees of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (B) to continued employment with Acquiror or any of its Affiliates (including, following the Effective Time, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Plan or Acquiror Benefit Plan, or (iii) shall limit the right of Acquiror or its Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Plan or Acquiror Benefit Plan.

Section 6.07 Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Acquiror or Merger Sub, the Offer or the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company and the Company Board, as applicable, shall take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate the effects of such Takeover Law on this Agreement, the Offer, the Merger and the other transactions contemplated hereby. No Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to the transactions contemplated by this Agreement.

Section 6.08 Securityholder Litigation. In the event that any litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated hereby is brought by any stockholder or other holder of any Company Securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company shall (i) promptly notify Acquiror of such litigation, (ii) keep Acquiror reasonably informed with respect to the status thereof and (iii) give Acquiror the opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any such litigation.

Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiations for full or partial settlement of any such litigation, including, in each case, any payment of fees, without the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld or delayed; provided, that Acquiror shall not be obligated to consent to any settlement that does not include a full release of Acquiror and its Affiliates or that imposes equitable relief upon Acquiror or its Affiliates (including, after the Acceptance Time, the Company and its Subsidiaries).

Section 6.09 Press Releases. Each of the Company, Acquiror and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Acquiror (which consent shall not be unreasonably conditioned, withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable U.S. or non-U.S. securities exchange or regulatory or governmental body to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, and except as otherwise provided in this Agreement, (a) to the extent the content of any press release or other announcement has been made in accordance with this Section 6.09, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other announcement, and (b) each party may, without complying with the foregoing obligations, make any public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, and may make internal announcements to employees, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.09 and do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, (x) the restrictions set forth in this Section 6.09 shall not apply to any release or announcement made or proposed to be made by the Company in connection with and related to any Takeover Proposal, Superior Proposal or Adverse Recommendation Change, so long as such release or announcement is made in compliance with Section 6.02 and (y) this Section 6.09 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement.

Section 6.10 Rule 16b-3. Prior to the Effective Time, the Company shall use reasonable best efforts to cause the transactions contemplated by this Agreement and any dispositions of Shares (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law. The Company shall provide Acquiror with a reasonable opportunity to review any resolutions or other documents in respect of the actions described in this Section 6.10 and will implement any reasonable comments that are timely provided by Acquiror in respect thereof.

Section 6.11 Rule 14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall, and shall cause its Subsidiaries to, not, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company of any of its Subsidiaries, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board shall have determined is an “independent director” within the meaning of the applicable NASDAQ rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 6.11 shall be construed to permit the Company or any of its Subsidiaries to take any action that is prohibited by the terms of this Agreement.

Section 6.12 Notification of Certain Matters.

(a) Each of the Company and Acquiror shall promptly notify the other of (i) any written notice received by such party (or any of its Subsidiaries or Representatives) from any Person alleging that the consent of such Person is or may be required in connection with the Offer or the Merger, if the failure to obtain such consent would reasonably be expected to materially affect, impede or impair the consummation of the Offer or the Merger and (ii) any Legal Proceedings commenced or, to such party’s Knowledge, threatened in writing against, the Company or Acquiror or any of their respective Subsidiaries, that seek to materially impede or delay the consummation of the Offer or the Merger, or that make allegations that, if true, would reasonably be expected to result in a Material Adverse Effect.

(b) The Company shall, promptly after the Company obtains Knowledge of any of the following, notify Acquiror of (i) any inaccuracy of any representation or warranty of the Company contained herein in any material respect at any time during the term hereof and (ii) any failure of the Company (or its Subsidiaries) to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in each case if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of Acquiror and Merger Sub to consummate the transactions contemplated hereby set forth in paragraph (c)(iii), paragraph (c)(iv) or paragraph (c)(v) of Annex I to fail to be satisfied at the then scheduled expiration of the Offer. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.12(b) shall not affect or be deemed to modify any representation or warranty (or cure any inaccuracy thereof) of the Company set forth in this Agreement or the conditions to the obligations of Acquiror and Acquisition Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder.

(c) Acquiror shall promptly notify the Company of (i) any inaccuracy of any representation or warranty of Acquiror or Merger Sub contained herein in any material respect at any time during the term hereof and (ii) any failure of Acquiror or Merger Sub to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in each case if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to prevent or materially delay the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger) or the ability of Acquiror and Merger Sub to fully perform their respective covenants and obligations under this Agreement. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.12(c) shall not affect or be deemed to modify any representation or warranty of Acquiror or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder.

Section 6.13 Certain Actions.

(a) (i) The Company shall perform all of its pre-closing obligations under the 2.75% Convertible Senior Notes due 2018 (the “2018 Convertible Notes”) issued by the Company pursuant to the Existing Indenture Agreement (including any and all notice delivery requirements related to the Offer or the Merger); (ii) without limiting the foregoing, on or prior to September 30, 2014, the Company shall provide the notice required by Section 14.01(b)(iii) of the Existing Indenture Agreement; (iii) elect “Cash Settlement” (as defined in the Existing Indenture Agreement) as the sole “Settlement Method” (as defined in the Existing Indenture Agreement) for any conversion of 2018 Convertible Notes, in each case prior to the applicable deadline therefor; and (iv) comply with the payment and other pre-closing obligations related to any conversion of 2018 Convertible Notes pursuant to the Existing Indenture Agreement in order to validly effectuate the “Cash Settlement” thereof.

(b) Immediately after the Acceptance Time and in any event prior to the Effective Time, the Company shall, in each case in accordance with Article V, paragraph (c) of the Company’s Certificate of Incorporation (and all amendments thereto) as currently in full force and effect, (i) elect to redeem the Series A Preferred Stock as of such time, (ii) provide written notice thereof to NAR, (iii) redeem the Series A Preferred Stock and (iv) pay, or make available for payment, to NAR the redemption price therefor.

(c) The Company shall provide to Acquiror, within three (3) Business Days prior to the expected commencement of the Offer, an updated version of the information set forth on Section 4.02(a) and Section 4.02(b) of the Disclosure Letter, with information current as of the date it is provided to Acquiror, and shall thereafter provide periodic updates to Acquiror, to the extent requested by Acquiror, to reflect any applicable changes that occur through the Closing Date.

(d) Notwithstanding anything set forth herein or in the applicable Company Stock Plan to the contrary, in the event that any holder of a Company Option exercises such Company Option between the Acceptance Time and the Effective Time, the Company shall take all actions necessary to cash settle such Company Option in an amount of cash equal to (x) the excess, if any, of the fair market value of a Share (as determined in accordance with the applicable Company Stock Plan) on the date of exercise over the exercise price per Share of such Company Option, multiplied by (y) the number of Shares covered by such Company Option, with payment subject to applicable Tax withholding and paid without interest.

(e) If, on the date that is five (5) Business Days prior to the Outside Date, the Offer Condition set forth in paragraph (c)(v) of Annex I has not been deemed satisfied theretofore solely due to an appeal, review, rehearing or reconsideration brought by NAR or any of its Subsidiaries of the type described in the proviso to paragraph (c)(v) of Annex I, which appeal has not resulted in an order reversing or vacating the decision referred to in clause (B)(2) of paragraph (c)(v) of Annex I as of such date, and all other Offer Conditions have been satisfied (excluding for this purpose, the Minimum Condition), Acquiror and Merger Sub shall waive the condition set forth in paragraph (c)(v) of Annex I.

Section 6.14 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Acquiror or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by each of the parties at or prior to the Effective Time of the following conditions:

(a) Purchase of Shares in the Offer. Merger Sub (or Acquiror on Merger Sub’s behalf) shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Injunctions or Restraints; Illegality. There shall be no Law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any Governmental Entity that is in effect, and no Governmental Entity shall have taken any other action which continues to be in effect, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Merger.

(c) No Governmental Litigation. There shall be no pending or threatened (in writing) Legal Proceeding by any Governmental Entity that challenges or seeks to enjoin the Merger.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.01 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time (with any termination by Acquiror also being an effective termination by Merger Sub):

(a) by mutual written consent of the Company and Acquiror;

(b) by either the Company or Acquiror, if prior to the Acceptance Time any court of competent jurisdiction or other Governmental Entity shall have issued an order, injunction or decree, or taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (or to impose a condition or require a remedy that the Company, Acquiror and/or Merger Sub is not required to accept or agree to after giving effect to Section 6.04(c)) and such order, injunction, decree or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall have complied with its obligations under Section 6.04 to contest, appeal and remove such order, injunction, decree or action; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to a party if the issuance of the order, injunction, decree or the occurrence of the other similar action was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(c) by either the Company or Acquiror, if the Acceptance Time shall not have occurred on or before December 31, 2014 (such date, as it may be extended pursuant to this Section 8.01(c), the “Outside Date”); provided, however, that in the event that the Offer Condition set forth in paragraph (b) of Annex I has not been satisfied as of the Outside Date and all other Offer Conditions (excluding for this purpose the Minimum Condition and the Offer Condition set forth in paragraph (c)(v) of Annex I) have been satisfied as of the Outside Date, then the Company or Acquiror may extend the Outside Date to a date not later than March 30, 2015; provided, further, that in the event the Offer Condition set forth in paragraph (c)(v) of Annex I has not been satisfied as of the Outside Date (after giving effect, if applicable to the foregoing proviso) and all other Offer Conditions (excluding for this purpose the Minimum Condition) have been satisfied as of the Outside Date, then the Company or Acquiror may extend the Outside Date to a date not later than the date that is three months after the then-applicable Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to a party if the failure of the Acceptance Time to have occurred on or before the Outside Date was primarily due to the failure of such party to perform any of its obligations under this Agreement

(d) by Acquiror, at any time prior to the Acceptance Time, if there shall be any breach of or inaccuracy in any of the Company’s representations or warranties set forth herein or the Company has failed to perform any of its covenants or agreements set forth herein, which inaccuracy, breach or failure to perform (i) would give rise to the failure of any Offer Condition set forth in clauses (iii) or (iv) of paragraph (c) of Annex I, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) Business Days following Acquiror’s delivery of written notice to the Company of such breach or failure to perform;

(e) by the Company, at any time prior to the Acceptance Time, if there shall be any breach or inaccuracy in any of Acquiror’s or Merger Sub’s representations or warranties set forth herein or Acquiror or Merger Sub has failed to perform any of its covenants or agreements set forth herein, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger), and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) Business Days following the Company’s delivery of written notice to Acquiror of such breach or failure to perform;

(f) by Acquiror, at any time prior to the Acceptance Time, in the event that any of the following shall have occurred: (i) an Adverse Recommendation Change or (ii) a material breach of the provisions of Section 6.02;

(g) by the Company, if Acquiror shall have (A) failed to commence the Offer within 30 days following the date of this Agreement or (B) failed to consummate the Offer when otherwise required to do so in accordance with the terms of this Agreement, unless such action or inaction under (A) or (B) shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its material covenants or agreements contained in this Agreement or the material breach by the Company of any of its representations or warranties contained in this Agreement; or

(h) by the Company, at any time prior to the Acceptance Time, if the Company Board effects an Adverse Recommendation Change in response to a Superior Proposal in accordance with Section 6.02(e), and the Company executes an Acquisition Agreement to consummate such Superior Proposal in compliance with Section 6.02(e); provided, however, that concurrent payment of the Termination Fee pursuant to Section 8.03(b) shall be a condition to the right of the Company to terminate this Agreement pursuant to this Section 8.01(h).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 8.01 shall give written notice of such termination to the other party in accordance with Section 9.05, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 8.02 Effect of Termination. If this Agreement is terminated and the Offer and the Merger are abandoned pursuant to Section 8.01, this Agreement, except for the provisions of the last sentence of Section 1.02(b), Section 6.03(b), this Section 8.02, Section 8.03 and Article IX, shall forthwith become void and have no effect, without any liability on the part of any party or any of its respective directors, officers, stockholders, employees, agents, consultants or representatives. Nothing in this Agreement (including Section 8.03(c)) shall relieve any party to this Agreement of liability for fraud or any Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination. For purposes of this Agreement, “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 8.03 Fees and Expenses.

(a) Whether or not the Merger is consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) The Company shall pay to Acquiror the Termination Fee if, and only if, this Agreement is terminated as follows:

(i) if (A) after the date hereof, the Company Board has effected an Adverse Recommendation Change or a Takeover Proposal shall have become publicly known and not publicly withdrawn on a bona fide basis (x) in the case of clause (B)(I) below, prior to the termination of this Agreement, or (y) in the case of clause (B)(II) below, at the time of the breach, (B) thereafter, this Agreement is terminated (I) by Acquiror or the Company pursuant to Section 8.01(c) in circumstances where the conditions set forth in paragraph (b) of Annex I and paragraph (c)(i) of Annex I (solely to the extent relating to the matters set forth in paragraph (b) of Annex I) have been satisfied and the Company has not breached its obligations pursuant to Section 6.04, but the Minimum Condition has not been satisfied, or (II) by Acquiror pursuant to Section 8.01(d) as it relates to paragraph (c)(iv) of Annex I, and (C) within one (1) year of such termination, the Company Board approves or recommends any Takeover Proposal (regardless of when made), the Company or any of its Subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal is consummated, then, in any such case, the Company shall pay to Acquiror (or a person designated by Acquiror in writing) the Termination Fee by wire transfer of same-day funds within two (2) Business Days of the earliest of the date any such Company Board approval or recommendation is made, any such acquisition agreement, merger agreement or other definitive agreement is entered into by the Company or any of its Subsidiaries or the date any such transaction is consummated. Solely for purposes of this Section 8.03(b)(i), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 6.02(h), except that all references to “20%” therein shall be deemed to be references to “50%”;

(ii) if this Agreement is terminated by Acquiror pursuant to Section 8.01(f)(i), then the Company shall pay to Acquiror the Termination Fee by wire transfer of same-day funds within one (1) Business Day following the date of such termination of this Agreement;

(iii) if (A) after the date hereof, a Takeover Proposal shall have become known to the Company and not withdrawn on a bona fide basis prior to the termination of this Agreement, (B) thereafter, this Agreement is terminated by Acquiror pursuant to or Section 8.01(f)(ii), and (C) within one (1) year of such termination, the Company Board approves or recommends any Takeover Proposal (regardless of when made), the Company or any of its Subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal is consummated, then, in any such case, the Company shall pay to Acquiror (or a person designated by Acquiror in writing) the Termination Fee by wire transfer of same-day funds within two (2) Business Days of the earliest of the date any such Company Board approval or recommendation is made, any such acquisition agreement, merger agreement or other definitive agreement is entered into by the Company or any of its Subsidiaries or the date any such transaction is consummated. Solely for purposes of this Section 8.03(b)(iii), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 6.02(h), except that all references to “20%” therein shall be deemed to be references to “50%”; or

(iv) if this Agreement is terminated by the Company pursuant to Section 8.01(h), then the Company shall pay to Acquiror the Termination Fee by wire transfer of same-day funds prior to or simultaneously with (and as a condition to the effectiveness of) such termination.

(c) The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement. For the avoidance of doubt, the Termination Fee shall be payable only once and not in duplication even though the Termination Fee may be payable under one or more provisions hereof. Subject to Section 8.02, in the event Acquiror shall receive the Termination Fee, the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Acquiror or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby (and the termination thereof or any matter forming the basis for such termination), and neither Acquiror nor any of its Affiliates shall be entitled to bring or maintain any other Legal Proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. If the Company fails promptly to pay the Termination Fee when due and payable pursuant to this Section 8.03, and, in order to obtain such payment, Acquiror commences an action or other proceeding that results in an award against the Company for such Termination Fee, the Company shall pay Acquiror’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such action or proceeding, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 8.04 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Company, Acquiror and Merger Sub, at any time prior to the Effective Time; provided that following the Offer Closing, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price, and that no amendment, modification, supplement or waiver shall be made that would require the approval of the holders of the Shares under applicable Laws; provided, further, that no amendment shall be made that affects Acquiror’s obligation to consummate the Merger as provided in Section 2.02. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 8.05 Extension; Waiver; Remedies. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (c) waive compliance by any party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, the exhibits hereto or thereto, the Disclosure Letter and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement; provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the standstill restrictions, restrictions on contact and restrictions on designations of approved financing sources in the Confidentiality Agreement shall terminate immediately following the execution and delivery of this Agreement solely for purposes of permitting the Offer and the Merger and any other action contemplated hereby. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of the other parties (which consent shall not be unreasonably conditioned, withheld or delayed); provided, that Acquiror or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Acquiror, but no such assignment shall relieve Acquiror or Merger Sub, as the case may be, of its obligations hereunder.

Section 9.03 Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, including, for the avoidance of doubt, Section 8.02, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.04 Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, including the Offer and the Merger, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, including the Offer and the Merger, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any Legal

Proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Each of the Company, Acquiror and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.05 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including the Offer and the Merger.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, INCLUDING THE OFFER AND THE MERGER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two (2) Business Days after deposit in the mail, if sent by registered or certified mail, (c) on the next Business Day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission, if sent by email transmission prior to 6:00 p.m., local time, in the place of receipt or (e) on the next Business Day following transmission and confirmation of receipt, if sent by email transmission after 6:00 p.m., local time, in the place of receipt; provided that the notice or other communication is sent to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice to the other parties):

if to Acquiror or Merger Sub (or, following the Effective Time, the Company):

News Corporation

1211 Avenue of the Americas

New York, NY 10036

Attention: Bedi A. Singh, Chief Financial Officer

Email: bsingh@newscorp.com

Attention: Gerson Zweifach, General Counsel

Email: gzweifach@newscorp.com

Attention: Michael Bunder, Senior Vice President

Email: mbunder@newscorp.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY, 10036

Attention: Howard L. Ellin

Email: Howard.Ellin@skadden.com

Attention: Brandon Van Dyke

Email: Brandon.VanDyke@skadden.com

if to the Company (prior to the Effective Time):

Move, Inc.

30700 Russell Ranch Road

Westlake Village, CA 91362

Attention: James Caulfield, Executive Vice President and General Counsel

Email: jim.caulfield@move.com

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94087

Attention: Jennifer Fonner Fitchen

Email: jfitchen@cooley.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.06 Governing Law. This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.07 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for the provisions of Section 6.05 (which are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons).

Section 9.09 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be effected as originally contemplated to the fullest extent possible.

Section 9.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

Section 9.11 Obligation of Acquiror. Acquiror shall cause Merger Sub to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of Merger Sub under this Agreement.

Section 9.12 Cooperation. Each party agrees to cooperate fully with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated hereunder and to carry out the intent and purposes of this Agreement.

Section 9.13 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement, either (i) currently in existence or (ii) if entered into after the date of this Agreement, with terms substantially similar to and no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement; provided that any such confidentiality and standstill agreement referred to in clause (ii) shall expressly not prohibit, or adversely affect the rights of the Company thereunder upon, compliance by the Company with any provision of this Agreement.

(b) “Acquisition Agreement” shall mean any confidentiality agreement, exclusivity agreement, license agreement, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, in each case related to any Takeover Proposal, or requiring the Company to abandon, terminate, delay or fail to consummate the transactions contemplated by this Agreement, other than any Acceptable Confidentiality Agreement.

(c) “Affiliate” and “Associate” shall have the meanings given to such terms in Rule 12b-2 under the Exchange Act.

(d) “Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

(e) “Commercially Available Software” shall mean any computer software which is off-the-shelf, generally commercially available pursuant to shrink-wrap, click-through or other standard licensing terms, used by the Company with little or no modification other than standard integrations.

(f) “Company Material IP” shall mean any Owned Company IP and any Licensed Company IP that is material to the business as currently conducted by the Company and its Subsidiaries or as currently contemplated to be conducted.

(g) “Company Stock Plans” means the (i) Company’s 2011 Incentive Plan, as amended; (ii) the Company’s 2002 Stock Incentive Plan, as amended; (iii) the Company’s 2000 Stock Incentive Plan; (iv) the Company’s 1999 Stock Incentive Plan, as amended; (v) the Hessel 2000 Stock Option Plan and (vi) the iPlace, Inc. 2001 Equity Incentive Plan.

(h) “Confidentiality Agreement” shall mean the confidentiality agreement dated October 21, 2013, between Acquiror and the Company.

(i) “Consent Agreement” shall mean the Consent Agreement, dated September 30, 2014, by and among Acquiror, Merger Sub, NAR and Realtors® Information Network, Inc.

(j) “Contract” means any written or oral contract, lease, arrangement, permit, authorization, indenture, note, bond, mortgage, franchise, agreement, purchase order, instrument, commitment or obligation;

(k) “ERISA Affiliate” shall mean the Company and any trade or business (whether or not incorporated), which is or within the last six (6) years, has been under common control with the Company within the meaning of Section 4001(b)(1) of ERISA, or which together with the Company is, or within the last six (6) years, has been treated as a single employer for purposes of Section 414(t) of the Code.

(l) “Existing Indenture” shall mean the Indenture, dated as of August 12, 2013, by and between U.S. Bank National Association, as trustee, and the Company.

(m) “group” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act.

(n) “Intellectual Property” shall mean all intellectual property rights in any jurisdiction, whether registered or unregistered, including all: (i) trademarks, service marks and other indicators of origin and domain names, (ii) issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisionals, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, and including all inventions and improvements described therein, (iii) copyrights, copyright registrations and applications for copyright registration, works of authorship, moral rights and all rights therein provided by international treaties or conventions, (iv) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law) and know-how, including confidential technical, scientific, research and development or business information that, in each case, is not generally known to, and not readily ascertainable through proper means by, the public: inventions, invention disclosures, discoveries and improvements, whether or not patentable or reduced to practice, data (including proprietary data in drug applications for regulatory approval), formulations, compositions, product design specifications, laboratory notebooks, software source code, methods (including manufacturing methods), technologies, systems, processes, designs, techniques, protocols, methodologies (including testing and analysis methodologies), treatment regimes, research and development, ideas, and confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (“Trade Secrets”), (v) rights of publicity and privacy and (vi) other intellectual property rights recognized by the Laws of any jurisdiction throughout the world, including covenants not to sue.

(o) “Knowledge” of (i) the Company with respect to any matter shall mean the knowledge, after reasonable inquiry, of such matter of the Persons listed on Section 9.13(o)(i) of the Disclosure Letter, and (ii) Acquiror with respect to any matter shall mean the knowledge, after reasonable inquiry, of the Persons listed on Section 9.13(o)(ii) of the Disclosure Letter.

(p) “license” means, with respect to any Intellectual Property, any license or covenant-not-to sue granted with respect to such Intellectual Property.

(q) “Licensed Company IP” shall mean the Intellectual Property that is owned, in whole or in part, by any Person other than the Company or any of its Subsidiaries and that is used or held for use by the Company or any of its Subsidiaries with respect to the business of the Company as currently conducted.

(r) “Material Adverse Effect” shall mean (i) any effect, state of facts, condition, circumstance, change, event, development or occurrence that, individually or in the aggregate with all other such effects, states of facts, conditions, circumstances, changes, events, developments or occurrences, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of the Company and its subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Material Adverse Effect for purposes of this clause (A): (I) changes in general economic, credit, capital or business or financial markets in the United States, including with respect to interest rates or currency exchange rates, (II) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (III) any change after the date hereof in applicable Law or GAAP (or authoritative interpretation or enforcement thereof), (IV) general conditions in the online real estate services industry, (V) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded), (VI) the execution and delivery of this Agreement or the consummation or pendency of the transactions contemplated hereby, or the public announcement thereof (provided that this clause (VI) shall not apply to any representation or warranty in Section 4.04, Section 4.09(e), Section 4.09(f) and Section 4.13(a), to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Offer or the Merger), (VII) other than actions or omissions taken in accordance with Section 6.01, actions or omissions expressly required by this Agreement, or (VIII) the identity of Acquiror, except in the cases of clauses (I), (II), (III), or (IV), if the Company is disproportionately adversely affected thereby as compared with other participants in the online real estate services industry, or (B) has prevented, or would reasonably be expected to prevent, the consummation by the Company of the Offer or the Merger or (ii) any valid termination of the Operating Agreement (under circumstances in which there does not exist a related pending Legal Proceeding) or final, non-appealable order (or other order that is not timely appealed) by a court of competent jurisdiction or arbitral body shall have been issued determining that the Operating Agreement has been validly terminated or is then terminable by NAR or any of its Subsidiaries.

(s) “NAR” shall mean National Association of Realtors.

(t) “Operating Agreement” shall mean the Operating Agreement, dated as of November 26, 1996 by and between RealSelect, Inc. and REALTORS Information Network, Inc., as amended by the First Amendment, dated as of December 27, 1996, Amendment No. 2, dated as of May 28, 1999, that certain Amendment, dated as of September 10, 2010, that certain Amendment, dated as of July 24, 2013 and the Consent Agreement

(u) “Owned Company IP” shall mean any Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(v) “Permitted Liens” shall mean (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other statutory Liens arising in the ordinary course of business, (ii) Liens for Taxes, assessments and other governmental charges and levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which the most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve specifically established for such Taxes and in accordance with GAAP, (iii) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters of record that are shown in public records and that would not, individually or in the aggregate, reasonably be expected to materially impair the value or continued use and operation of the assets to which they relate, (iv) zoning, building and other similar codes and regulations, (v) any conditions that would be disclosed by a current, accurate survey or physical inspection; provided, however, that such Liens do not, individually or in the aggregate, materially impair current occupancy, materially detract from the value of, or materially impair the present or continued use and operation of the affected asset (and excluding in all events any Liens securing the payment of money), (vi) other immaterial Liens arising in the ordinary course of business that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the business of the Company and its Subsidiaries, and (vii) with respect to Licensed Company IP, the terms of the applicable Contract pursuant to which the relevant rights are granted to the Company.

(w) “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization.

(x) “Personal Element” means a natural person’s full name (or last name if associated with an address), telephone number, e-mail address, Unique Identifying Number, photograph, or any other information, alone or in combination, that allows for the identification of a natural person.

(y) “Plan” shall mean each (i) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) other benefit and compensation plan, contract, policy, program, practice, arrangement or agreement, including, but not limited to, pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the owner, the beneficiary, or both), employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, equity or equity-based, incentive and bonus plan, contract, policy, program, practice, arrangement or agreement, and (iii) other employment, consulting or other individual agreement, plan, practice, policy, contract, program, and arrangement, in each case, (x) which is sponsored or maintained by the Company or any of its Subsidiaries for the benefit of any current or former employees, directors, or individual independent contractors of the Company or any Subsidiary of the Company or (y) with respect to which the Company or any Subsidiary of the Company has any actual or potential material liability.

(z) “Registered IP” shall mean all Intellectual Property that is registered, issued, filed or applied for under the authority of any Governmental Entity, and registered or reserved domain names.

(aa) “Representatives” shall mean, with respect to any Person, any and all directors, officers, trustees, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

(bb) “Subsidiary” shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect fifty percent (50%) or more of the Board of Directors or other Persons performing similar functions, or fifty percent (50%) or more of the voting power of outstanding voting securities of which, are owned directly or indirectly by such entity (including, in the case of Acquiror, Merger Sub).

(cc) “Tender and Support Agreement” shall mean the Tender and Support Agreement, dated September 30, 2014, by and among Acquiror, Merger Sub and NAR.

(dd) “Termination Fee” shall mean $32,500,000.

(ee) “Unique Identifying Number” means an identifier uniquely associated with a Person such as a social security number, driver’s license number, passport number or customer number, but excluding an identifier which is randomly or otherwise assigned so that it cannot reasonably be used to identify such Person.

(ff) “User Data” means: (i) all data related to impression and click-through activity of website users, including user identification and associated activities at a web site as well as pings and activity related to closed loop reporting and all other data associated with a user’s behavior on the Internet, (ii) all data that contains a Personal Element, (iii) all data and other content created, developed or maintained, whether by third Persons (including users of the websites of the Company or any of its Subsidiaries) or otherwise, on any website of the Company or any of its Subsidiaries, (iv) known, or reasonably inferred information or attributes about a user or identifier, and (v) all derivatives and aggregations of (ii), (iii) and (iv), including user profiles or other information provided by or collected from users of the Company’s or any of its Subsidiaries’ websites.

Section 9.14 Interpretation.

(a) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(b) The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase. Any reference to Acquiror’s “stockholders” shall be deemed to mean Acquiror’s “shareholders.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall,” and vice versa. References to “$” or “dollars” in this Agreement shall mean United States dollars. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified.

(c) No disclosure in the Disclosure Letter relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any item in the Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(d) When a reference is made in this Agreement to an Article, Section, Appendix, Schedule, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Schedule, Annex or Exhibit to, this Agreement, unless otherwise indicated. All terms defined in this Agreement shall have the defined meanings when used in capitalized form in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(e) Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Acquiror and the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Acquiror to cause Merger Sub to take such action.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized, all at or on the date first above written.

MOVE, INC.

By:	/s/ Steven H. Berkowitz
Name:	Steven H. Berkowitz
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized, all at or on the date first above written.

NEWS CORPORATION

By:	/s/ Robert J. Thomson
Name:	Robert J. Thomson
Title:	Chief Executive Officer

MAGPIE MERGER SUB, INC.

By:	/s/ Robert J. Thomson
Name:	Robert J. Thomson
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX I

Offer Conditions

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, neither Acquiror nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) prior to the Expiration Date, there shall not have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Acquiror and its Subsidiaries, would represent one share more than one half of all Shares then issued and outstanding; provided that for purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures shall be excluded (such condition in this clause (a), the “Minimum Condition”);

(b) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall not have been terminated or shall not have expired prior to the Expiration Date, in each case, without the imposition of any condition or requiring a remedy that the Company, Acquiror and/or Merger Sub is not required to accept or agree to after giving effect to Section 6.04(c) of the Agreement; or

(c) any of the following events shall exist:

(i) (A) there shall be any Law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any Governmental Entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger), or any Governmental Entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (or to impose a condition or require a remedy that the Company, Acquiror and/or Merger Sub is not required to accept or agree to after giving effect to Section 6.04(c) of the Agreement) or (B) there shall be pending or threatened (in writing) any Legal Proceeding by any Governmental Entity that challenges or seeks to enjoin the Offer or the Merger (or to impose a condition or require a remedy that the Company, Acquiror and/or Merger Sub is not required to accept or agree to after giving effect to Section 6.04(c) of the Agreement);

(ii) the Agreement shall have been terminated in accordance with its terms;

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(iii) (A) any of the representations and warranties of the Company set forth in Section 4.01 (Organization and Qualification), Section 4.02(a) (Capitalization); Section 4.02(b) (Capitalization; Subsidiaries) (solely with respect to RealSelect, Inc.); Section 4.03 (Authority for this Agreement; Board Action), Section 4.06(a) (Absence of Certain Changes), Section 4.08 (Brokers; Certain Expenses), Section 4.20 (Opinion of Financial Advisors of the Company), Section 4.21 (State Takeover Statutes Inapplicable; Rights Agreement) or Section 4.22 (Rule 14d-10 Matters) of the Agreement shall not be true and correct in all respects as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) (other than, solely in the case of Section 4.02(a), any de minimis inaccuracies (it being agreed that (I) any inaccuracy related to the issuance or amount outstanding of any Preferred Stock shall not be deemed to be a de minimis inaccuracy, and (II) any inaccuracy (other than as described in clause (I) that would not reasonably be expected to result in additional cost, expense or liability to Acquiror of more than $2,500,000 shall be deemed to be a de minimis inaccuracy)), or (B) any representations and warranties of the Company set forth in the Agreement (other than those listed in the preceding clause (c)(iii)(A)) shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(iii)(B), where the failure of any such representations and warranties to be so true and correct has not had a Material Adverse Effect;

(iv) the Company shall have failed to perform or comply with in any material respect the obligations, agreements or covenants required to be performed or complied with by it under the Agreement on or prior to the Expiration Date;

(v) prior to the Expiration Date, (A) (1) NAR or any of its Subsidiaries shall have delivered to the Company or any of its Subsidiaries written notice purporting to terminate the Operating Agreement (whether immediately or with the passage of time), or (2) NAR or any of its Subsidiaries shall have given the Company written notice of, or there shall have been commenced a Legal Proceeding against the Company or any of its Subsidiaries asserting, or by the Company or any of its Subsidiaries relating to, a default or breach (or alleged default or breach) by the Company or any of its Subsidiaries under the Operating Agreement permitting the Operating Agreement to be terminated (whether immediately or with the passage of time) and (B) such notice referred to in clause “(A)(1)” or such notice or the subject matter of such notice or Legal Proceeding referred to in clause “(A)(2)”shall not have been (1) withdrawn on a bona fide basis by NAR and/or its applicable Subsidiaries and not reinstated, or (2) determined by the Court of Chancery of the State of Delaware, the Supreme Court of the State of Delaware or by other valid judicial or arbitral process (which determination has not been reversed or vacated by a court of competent jurisdiction) to not (I) have been a valid termination under the Operating Agreement (in the case of clause “(A)(1)”) and/or (II) permit the Operating Agreement to be terminated (in the case of clause “(A)(2)”), as applicable; provided, however, that should any such decision by the Court of Chancery of the State of Delaware, the Supreme Court of the State of Delaware, or other applicable judicial or arbitral body be subject to appeal, review, rehearing or reconsideration, then the Offer Condition contained in this paragraph (c)(v) shall not be deemed satisfied until any and all applicable periods for the filing of such appeal, review, rehearing or reconsideration shall have elapsed following such decision or, if such appeal, review, rehearing or reconsideration is accepted by the applicable appellate body within such applicable period, then the Offer Condition contained in this paragraph (c)(v) shall not be deemed satisfied until the date that is five (5) Business Days prior to the Outside Date (it being understood that the Offer Condition contained in this paragraph (c)(v) shall not be deemed satisfied if such appeal has resulted in the decision of the Court of Chancery of the State of Delaware, the Supreme Court of the State of Delaware or other applicable judicial or arbitral body being reversed or vacated by such date); or

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(vi) Merger Sub shall have failed to receive a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(iii) and (c)(iv) of this Annex I have been satisfied.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Acquiror and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Acquiror and Merger Sub (except for the Minimum Condition), may be asserted by Acquiror or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Acquiror or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and applicable Law, including the rules and regulations of the SEC. The failure by Acquiror or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as of September 30, 2014, by and among Move, Inc. (the “Company”), News Corporation (“Acquiror”), and Magpie Merger Sub, Inc. (“Merger Sub”) (the “Agreement”).

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